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Exhibit 99.2

Annual Report
 2017

GRANITE REIT

Letter to Unitholders	1
Management's Discussion and Analysis of Results of Operations and Financial Position	4
Management's Responsibility for Financial Reporting	50
Reports of Independent Registered Public Accounting Firm	51
Combined Balance Sheets	55
Combined Statements of Income	56
Combined Statements of Comprehensive Income	57
Combined Statements of Unitholders' Equity	58
Combined Statements of Cash Flows	59
Notes to Combined Financial Statements	60
Corporate Information	Inside Back Cover

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

Fiscal 2017 was another successful year for Granite with meaningful progress towards accomplishing our long-term strategic objectives. It was also one of transition and significant change that will set the course for the next chapter in Granite's evolution and growth.

Following the Annual General Meeting in June 2017, Granite's Board of Trustees/Directors was reconstituted with six of eight members having joined the Board less than seven months prior. In September 2017, I announced my retirement and a search for a new CEO was initiated. These types of changes in leadership can challenge and place stress on an organization and its people. But Granite, as it has in the past, proved once again that, it is a resilient company that stays focused on its key strategic objectives and delivering value to its unitholders.

Over the course of the summer and into the fall, management and the Board worked collaboratively together and reaffirmed Granite's long-term strategy: to build a high quality and globally diversified industrial real estate business; grow and diversify the asset base through acquisitions, development and dispositions; optimize the balance sheet; and reduce Granite's exposure to Magna and the special purpose properties over the long-term.

OPERATING HIGHLIGHTS

Granite delivered a strong financial performance in 2017 and made significant progress towards its strategic objectives; some of the highlights include:

Delivered solid unitholder returns and increased distributions

Granite delivered a total return of approximately 15.9% for our unitholders and a 4.6% year-over-year increase in the annual amount distributed to unitholders to $2.72 per unit for 2018, our sixth consecutive annual distribution increase since 2012.

Leasing Activity

During 2017, we renewed, extended or entered into 21 leases, representing an aggregate of approximately 3.4 million square feet, with annual revenue of approximately $22 million. This includes the lease up of our development property in Poland, a 0.3 million square foot facility that is now fully leased. Granite's development yield on the project was just over 9%.

Granite entered 2018 with a 98.4% occupancy rate.

Deployed approximately $250 million in strategic capital investments

  •
  Acquired from Magna, in January 2017, two building expansions at special purpose properties located in Kentucky and South Carolina, United States, for a total purchase price of US$53.7 million. At an implied capitalization rate of 8.25%, these expansions generated approximately US$4.4 million of incremental annual revenue;

  •
  Acquired a portfolio in the United States consisting of approximately 2.2 million square feet of gross leasable area in three properties at a purchase price of US$122.8 million. At an in-going capitalization
Granite REIT 2017 1

    rate of 6.1%, these properties generate approximately US$7.6 million of incremental annual revenue on a stabilized basis; and

  •
  Invested US$17 million in the re-positioning and re-leasing of our Novi, Michigan property which was vacated by Magna in March 2017. Granite has re-leased 71% of the building for a minimum lease term of 15 years starting January 2018 with a creditworthy counterparty. This will generate approximately US$3.4 million of annual revenue.

Reduced Magna and special purpose properties concentration

In January 2018, Granite completed the sale of 10 properties primarily tenanted by Magna, including three special purpose properties, for a total sales price of approximately $391 million. The three special purpose properties were sold at a combined capitalization rate of approximately 7.1%. The remaining seven properties are all contiguous and located in the Greater Toronto Area. The capitalization rate on the sale of these properties was approximately 4.5%. The strategic benefits and highlights of these transactions are summarized below:

  •
  The total sales price for these 10 properties resulted in a gain on sale of approximately $70 million, or $1.50 per stapled unit increase in Granite's net asset value;

  •
  Based on gross leasable area, Granite's Magna concentration decreased from approximately 65% to 61% and the proportion of Granite's portfolio comprised of special purpose properties was reduced by almost 5 percentage points to approximately 36% of Granite's total portfolio.

Net asset value accretion

Granite's net asset value increased by over $200 million or approximately 10% per stapled unit over last year. This was largely driven by the sale of the 10 properties noted above which unlocked the embedded value of certain special purpose properties and further validated our view of the intrinsic value of our properties in the Greater Toronto Area.

Balance sheet optimization

On February 1, 2018, Granite entered into a new five-year unsecured revolving credit facility in the amount of $500 million that is available in Canadian dollars, US dollars or euros and replaced our existing $250 million credit facility. Adding the proceeds from the sale of the 10 properties noted above with the new credit facility, we currently have approximately $820 million of liquidity in the form of cash on hand and available credit lines.

We acquired just over 1.1 million units pursuant to Granite's normal course issuer bid for $56.0 million, with over 891 thousand units being acquired subsequent to the year end for $43.9 million.

OUTLOOK

Following the sale of the 10 properties, Granite, with net leverage ratio(1) of 10%, liquidity in excess of $820 million, a pipeline of acquisition opportunities and in a rising interest rate environment, has positioned itself to seize the market opportunities within its geographic footprint and execute on its strategy.

As Granite looks to the remainder of 2018, its priorities are as follows:

  •
  Complete the CEO search;

  •
  Replace the revenue from the recently sold properties;
2 Granite REIT 2017

  •
  Accelerate growth in our key markets in North America and Europe primarily through property, portfolio and/or corporate acquisitions as well as through joint venture arrangements and development;

  •
  Continue to recycle certain properties; and

  •
  Maintain a target occupancy in excess of 98%.

Executing on these near term priorities will accelerate the continuing transformation of Granite into a high quality, globally diversified industrial real estate business. The Board and management are committed to growth using a disciplined investment approach to thoughtfully deploy Granite's balance sheet over a broad range of investment opportunities. We believe that our patience to stay the course has and will continue to pay off for unitholders.

THANK YOU

I will be retiring this year and it has been an honour and privilege to work with such an outstanding group of individuals and serve the unitholders over the last seven years. I believe that Granite couldn't be better positioned for success.

To our unitholders, I want to thank you for investing in Granite and for your continued support and trust.

Granite is a strong organization with dedicated individuals in North America and Europe and I thank all of them for their support over the last seven years.

Sincerely,

Michael P. Forsayeth,
Chief Executive Officer

(1)
The net leverage ratio is calculated as the carrying value of total debt less cash and cash equivalents divided by the fair value of investment properties. The net leverage ratio is a supplemental measure that Granite believes is useful in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.
Granite REIT 2017 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period and year ended December 31, 2017. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The MD&A is prepared as at March 1, 2018 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the 2017 Annual Information Form ("AIF") dated March 1, 2018, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite's business. These non-IFRS measures include net operating income ("NOI"), NOI before straight-line rent and tenant incentive amortization ("NOI — cash basis"), funds from operations ("FFO"), adjusted funds from operations ("AFFO"), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to "NON-IFRS MEASURES" for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

4 Granite REIT 2017

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2017	2016	2017	2016

Operating highlights
Revenue	$57.2	$54.3	$222.6	$223.4
NOI — cash basis(1)	56.2	55.0	218.2	220.6
Net income attributable to stapled unitholders	233.6	29.4	357.7	279.3
FFO(1)(2)	41.6	26.2	153.2	149.7
AFFO(1)(2)	32.6	27.8	145.4	149.3
Cash flows provided by operating activities	38.2	30.0	158.7	160.0
Distributions paid	30.6	28.7	122.6	113.1
FFO payout ratio(1)(3)	75%	77%	78%	71%
AFFO payout ratio(1)(3)	95%	74%	82%	71%
Per unit amounts
Diluted FFO(1)(2)	$0.89	$0.56	$3.25	$3.18
Diluted AFFO(1)(2)	$0.69	$0.59	$3.09	$3.17
Distributions paid	$0.651	$0.609	$2.604	$2.403
Diluted number of units outstanding	47.0	47.1	47.1	47.1

December 31,	2017	2016

Financial highlights
Investment properties — fair value	$2,733.6	$2,653.1
Assets held for sale(4)	391.4	—
Cash and cash equivalents	69.0	246.2
Total debt	741.4	657.4
Trading price per unit (TSX: GRT.UN)	$49.25	$44.83
Debt metrics
Net leverage ratio(1)	25%	15%
Interest coverage ratio(1)	9.5x	9.6x
Weighted average cost of debt	2.54%	2.53%
Weighted average debt term-to-maturity, in years	4.8	6.0
Property metrics
Number of income-producing properties(4)	84	92
Gross leasable area ("GLA"), square feet(4)	29.1	29.6
Occupancy, by GLA(4)	98.4%	99.4%
Magna as a percentage of revenue for the year ended(4)(5)	71%	76%
Magna as a percentage of GLA(4)	61%	71%
Weighted average lease term, in years by square footage(4)	5.9	7.0
Overall capitalization rate(4)(6)	7.6%	8.0%

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
In connection with a proxy contest that preceded the June 2017 annual general meeting, Granite incurred $5.9 million ($0.12 per unit) of expenses in the second quarter of 2017. In the third quarter of 2017, Granite recognized $1.6 million ($0.03 per unit) relating to lease termination and close-out fees in revenue. In the fourth quarter of 2016, Granite incurred $11.9 million ($0.25 per unit) of early redemption costs associated with the unsecured debentures that were due to mature in 2018. FFO, AFFO and the per unit amounts include the $5.9 million of proxy contest expenses, the $1.6 million of lease termination and close-out fees and the $11.9 million of early redemption costs associated with the debentures.
Granite REIT 2017 5

(3)
For comparative purposes, FFO payout ratio and AFFO payout ratio exclude the $5.9 million of proxy contest expenses, the $1.6 million of lease termination and close-out fees and the $11.9 million of early redemption costs associated with the debentures.
(4)
Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2017 and were subsequently sold in January 2018 (see "SIGNIFICANT MATTERS"). The property metrics at December 31, 2017 exclude properties classified as assets held for sale.
(5)
Magna's concentration as at December 31, 2016 was previously reported as 78% based upon a measure (annualized lease payments) that Granite no longer uses effective with the first quarter of 2017.
(6)
Refer to "Valuation Metrics by Investment Property Asset Category" in "Investment Properties" section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns 87 investment properties in nine countries having approximately 29 million square feet. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as the largest tenant, in addition to tenants from other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, warehouse and logistics properties, corporate offices, product development and engineering centres and test facilities. The lease payments are primarily denominated in three currencies: the Canadian dollar ("$"), the euro ("€") and the US dollar ("US$"). Granite's investment properties by geographic location, number and square footage are summarized below:

Investment Properties Summary
Nine countries/87 properties/29.1 million square feet

6 Granite REIT 2017

Strategic Outlook

Management is identifying and pursuing value creation opportunities that will build on Granite's existing foundation while managing the existing real estate portfolio, leveraging the balance sheet and investing to grow and diversify the asset base.

Granite has made significant progress towards its strategic objectives resulting in:

  •
  Reduced exposure to Magna and the special purpose properties through the sale of 10 properties (including three special purpose properties) and the acquisition of three non-Magna tenanted properties (see "SIGNIFICANT MATTERS"); and

  •
  A stronger liquidity position as a result of the proceeds from the sale of the 10 properties noted above and a new five-year $500 million credit facility (see "SIGNIFICANT MATTERS").

Granite's long-term strategy is to continue to build a high quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see "INVESTMENT PROPERTIES") over the long-term.

Following the sale of the 10 properties noted above, Granite, with a net leverage ratio of 10%, liquidity of approximately $820 million, a pipeline of acquisition opportunities and in a rising interest rate environment, has positioned itself to seize the market opportunities within its geographic footprint and execute on its strategy.

As Granite looks to the remainder of 2018, its priorities are as follows:

  •
  Complete the search for a new Chief Executive Officer;

  •
  Replace the revenue from the recently sold properties;

  •
  Accelerate growth in its key markets in North America and Europe primarily through property, portfolio and corporate acquisitions as well as through joint venture arrangements and development;

  •
  Continue to recycle certain properties; and

  •
  Maintain a target occupancy in excess of 98%.

Executing on these near term priorities will accelerate the continuing transformation of Granite into a high quality, globally diversified industrial real estate business.

SIGNIFICANT MATTERS

Acquisition of Three Modern Warehouse and Logistics Properties in the United States

On October 6, 2017, Granite completed the acquisition of a 2.2 million square foot portfolio of three modern warehouse and logistics properties in the United States for consideration of $154.7 million (US$ 122.8 million) which represents an in-going yield of approximately 6.1%. Two of the properties are located in Monroe, Ohio and the third in Olive Branch, Mississippi. The properties are located in two central U.S. logistic markets that are experiencing rapid growth in tenant demand, rental rates and absorption. These modern properties, with an average age of less than six years, are 100% occupied and have a flexible design and multiple enhanced features including 32-foot clear heights, cross dock capabilities and excess truck and trailer storage. The properties are occupied by five tenants who operate in diverse industries with none being in the automotive sector.

Granite REIT 2017 7

Increase in Distributions

The 2018 targeted annualized distribution increased 4.6% to $2.72 (22.7 cents per month) per stapled unit commencing with the monthly distribution paid in January 2018.

Sale of 10 Properties in Canada and the United States

Subsequent to December 31, 2017, Granite sold 10 investment properties located in Canada and the United States. Three of the 10 properties were characterized by Granite as special purpose and were sold on January 30, 2018 for gross proceeds of approximately $328 million (US$ 262.3 million). Two of the special purpose properties are located in St. Thomas, Ontario, representing approximately 1.5 million square feet, and one is located in Bowling Green, Kentucky, representing approximately 1.2 million square feet. The revenue in the year 2017 for these special purpose properties was $22.8 million. On January 31, 2018, Granite sold seven income-producing properties in the Greater Toronto Area in Newmarket, Ontario for gross proceeds of $63.0 million. These seven properties represented approximately 0.6 million square feet on 45 acres of land. The revenue in the year 2017 for these seven properties was $2.8 million.

These 10 properties were reclassified as assets held for sale on the combined balance sheet at December 31, 2017 and excluded from the value of investment properties. Accordingly, in this MD&A, the 10 properties are excluded from references to investment properties and related property metrics.

Increased Borrowing Capacity Through New Credit Facility

On February 1, 2018, the Trust entered into a new five-year unsecured credit facility in the amount of $500.0 million that matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The new credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. The new facility replaced Granite's $250.0 million credit facility.

Normal Course Issuer Bid

Since inception of the normal course issuer bid in May 2017, and up to March 1, 2018, the Trust has acquired a total of 1.1 million stapled units for $56.0 million at an average price of $49.41 per unit.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite's investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite's reporting currency, relative to the euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite's business are shown in the following table:

	Average Exchange Rates								Period End Exchange Rates
	Three Months Ended December 31,				Years Ended December 31,				December 31,
	2017	2016	Change		2017	2016	Change		2017	2016	Change

$ per €1.00	1.497	1.438	4%		1.465	1.466	—%		1.505	1.417	6%
$ per US$1.00	1.271	1.334	(5%	)	1.298	1.326	(2%	)	1.252	1.343	(7%	)

8 Granite REIT 2017

For the three months ended December 31, 2017 compared to the prior year period, the average exchange rates of the Canadian dollar to the euro and US dollar were higher and lower, respectively, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite's European operations and decreased the Canadian dollar equivalent of revenue and expenses from Granite's U.S. operations. On a net basis, the effect of the changes in exchange rates for the three months ended December 31, 2017 was an increase in revenue and NOI — cash basis, and a decrease in net income, FFO and AFFO.

The average exchange rates for the year ended December 31, 2017 were lower when compared to those for the year ended December 31, 2016 as a result of the relative strengthening of the Canadian dollar vis-à-vis the euro and US dollar, which, on a comparative basis, decreased the Canadian dollar equivalent of revenue, NOI — cash basis, net income, FFO and AFFO from Granite's European and U.S. operations, in particular. On a net basis, the effect of the changes in exchange rates for the year ended December 31, 2017 was a decrease in revenue, NOI — cash basis, net income, FFO and AFFO.

For the three month period and year ended December 31, 2017, the impact of the changes in average exchange rates on operating results was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Years Ended December 31,
(in millions, except per unit information)	2017 vs 2016	2017 vs 2016

Increase (decrease) in revenue	$0.2	$(1.4)
Increase (decrease) in NOI — cash basis	0.3	(1.3)
Increase (decrease) in net income	(3.9)	(4.9)
Increase (decrease) in FFO	(0.6)	(1.9)
Increase (decrease) in AFFO	(0.2)	(1.4)
Increase (decrease) in FFO per unit	$(0.01)	$(0.04)
Increase (decrease) in AFFO per unit	$—	$(0.03)

The period end exchange rates of the Canadian dollar to the euro and US dollar on December 31, 2017 were higher and lower, respectively, when compared to the December 31, 2016 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite's European subsidiaries were higher on a comparative basis, whereas the Canadian dollar equivalent of assets and liabilities from Granite's U.S. operations were lower when compared to December 31, 2016.

Granite REIT 2017 9

Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Rental revenue and tenant recoveries	$57.2	$54.3	2.9	$221.0	$223.4	(2.4)
Lease termination and close-out fees	—	—	—	1.6	—	1.6

Revenue	$57.2	$54.3	2.9	$222.6	$223.4	(0.8)

Revenue for the three month period ended December 31, 2017 increased $2.9 million to $57.2 million from $54.3 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $0.4 million from Consumer Price Index based increases and $0.5 million from fixed contractual adjustments related to rent escalations;

  •
  the purchase of building expansions at two special purpose properties in the United States in January 2017 increased revenue by $1.4 million during the quarter;

  •
  the acquisition of three properties in the United States in October 2017 increased revenue by $2.8 million, which included $0.4 million of tenant recoveries;

  •
  the renewal or extension of leases primarily in Canada at rental rates which were lower than the expiring lease rates contributed to a $1.1 million reduction in revenue while the leasing of additional space in Poland increased revenue by $0.2 million in the fourth quarter;
10 Granite REIT 2017

  •
  vacancies from two lease expiries for properties in the United States and Germany decreased revenue by $1.6 million and $0.4 million, respectively; and

  •
  foreign exchange had a net $0.2 million positive impact as the weakening of the Canadian dollar against the euro increased revenue by $0.9 million while the relative strengthening of the Canadian dollar against the US dollar decreased revenue by $0.7 million.

Revenue for the year ended December 31, 2017 decreased $0.8 million to $222.6 million from $223.4 million in the prior year. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $1.5 million from Consumer Price Index based increases and $1.5 million from fixed contractual adjustments related to rent escalations;

  •
  the purchase of building expansions at two special purpose properties in the United States in January 2017 increased revenue by $5.3 million;

  •
  the acquisition of three properties in the United States in October 2017 increased revenue by $2.8 million, which included $0.4 million of tenant recoveries;

  •
  the termination of a lease for a property in Canada and the close-out fee received from a tenant who vacated a property in Germany increased revenue by $1.2 million and $0.4 million, respectively;

  •
  revenue decreased by $7.1 million primarily as a result of the renewal or extension of leases in Canada and the United States at rental rates which were lower than the expiring lease rates while the leasing of two completed development properties in the United States and one completed development property in Poland increased revenue by $1.2 million and $0.6 million, respectively;

  •
  the disposals of income-producing properties in the United States and Germany in the prior year reduced revenue by $1.7 million. The vacancies at two properties in the United States and one in Germany during 2017 resulted in a reduction in revenue of $4.9 million and $0.7 million, respectively, in 2017; and

  •
  foreign exchange had a negative impact of $1.4 million predominantly due to the relative strengthening of the Canadian dollar against the US dollar.
Granite REIT 2017 11

Revenue by major currency for the three month periods and years ended December 31, 2017 and 2016 was as follows:

Revenue by Currency

Fourth Quarter 2017	Fourth Quarter 2016

Year 2017	Year 2016

As a majority of the Trust's revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to hedge its exposure to foreign currencies and minimize the potential impact that foreign currency rate changes may have on Granite's operating results, cash flows and distributions.

Net Operating Income

NOI in the three months ended December 31, 2017 was $54.5 million compared to $52.4 million in the three months ended December 31, 2016. NOI in the year ended December 31, 2017 was $211.7 million compared to $215.8 million in the year ended December 31, 2016. NOI — cash basis excludes the impact of straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis. NOI — cash basis was $56.2 million in the three months ended December 31, 2017 compared with $55.0 million in the prior year period. NOI — cash basis was

12 Granite REIT 2017

$218.2 million in the year ended December 31, 2017 compared with $220.6 million in the prior year. The changes in NOI and NOI — cash basis are detailed below:

Changes in NOI and NOI — Cash Basis

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Revenue	$57.2	$54.3	2.9	$222.6	$223.4	(0.8)
Less:
Lease termination and close-out fees	—	—	—	1.6	—	1.6
Property operating costs	2.7	1.9	0.8	9.3	7.6	1.7

NOI	54.5	52.4	2.1	211.7	215.8	(4.1)
Add (deduct):
Straight-line rent amortization	0.3	1.3	(1.0)	1.1	(0.4)	1.5
Tenant incentive amortization	1.4	1.3	0.1	5.4	5.2	0.2

NOI — cash basis	$56.2	$55.0	1.2	$218.2	$220.6	(2.4)

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite's employee compensation expenses are included in property operating costs.

Property operating costs primarily arise from vacant properties, if any, and from a minority of properties that are managed by Granite under gross leases. The majority of Granite's leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties and, therefore, are not included in Granite's property operating costs. As a result of these favourable lease terms, property operating costs are not a significant component of Granite's overall business currently.

Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in income evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended December 31, 2017 increased $1.2 million to $56.2 million from $55.0 million in the prior year period as a result of the $2.9 million increase in revenue, as noted previously. This increase was partially offset by a decrease of $1.0 million in straight-line rent amortization primarily associated with the early renewals and extensions of two leases concluded with Magna in the prior year as well as a $0.8 million increase in property costs primarily related to the acquisition of three properties in the United States in October 2017 and expenses associated with a property in the United States that was vacant beginning in the second quarter of 2017.

NOI — cash basis for the year ended December 31, 2017 decreased $2.4 million to $218.2 million from $220.6 million in the prior year as a result of the $0.8 million decrease in revenue, as noted previously, the exclusion of the lease termination and close-out fees in the amount of $1.6 million, and a $1.7 million increase in property costs primarily related to expenses associated with a vacant property and the acquisition of three properties in the United States, as noted above, and incremental costs for the recently developed property in Poland. These decreases were partially offset by an increase of $1.5 million in

Granite REIT 2017 13

straight-line rent amortization mainly associated with the rent-free periods in the prior year for two developed properties in the United States.

NOI — cash basis for the three month periods and years ended December 31, 2017 and 2016 by geography was as follows:

NOI — Cash Basis by Geography

Fourth Quarter 2017	Fourth Quarter 2016

Year 2017	Year 2016

Granite's property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite's operating results of any particular country's economic downturn.

14 Granite REIT 2017

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Salaries and benefits	$3.1	$3.4	(0.3)	$12.1	$13.3	(1.2)
Audit, legal and consulting	0.9	1.4	(0.5)	3.4	4.8	(1.4)
Trustee/director fees and related expenses	0.4	0.4	—	1.4	1.7	(0.3)
Unit-based compensation including distributions and revaluations	0.7	1.5	(0.8)	4.0	2.9	1.1
Other public entity costs	0.4	0.3	0.1	1.7	1.5	0.2
Office rents	0.2	0.2	—	0.9	0.9	—
Other	0.9	0.5	0.4	2.5	2.8	(0.3)

General and administrative expenses	$6.6	$7.7	(1.1)	$26.0	$27.9	(1.9)

General and administrative expenses were $6.6 million and $26.0 million for the three month period and year ended December 31, 2017 and decreased $1.1 million and $1.9 million, respectively, in comparison to the prior year periods as a result of the following:

  •
  salaries and benefits decreased primarily as a result of a reduction in headcount;

  •
  audit, legal and consulting costs decreased due to fees for various corporate advisory and administrative matters incurred in the prior year periods; and

  •
  unit-based compensation costs decreased in the three month period ended December 31, 2017 primarily from the fair value remeasurement of unit-based compensation liabilities due to a reduction in the market price of the Trust's stapled units in the fourth quarter of 2017. Unit-based compensation costs for the year ended December 31, 2017 increased from the prior year primarily from additional grants awarded under the executive unit-based compensation plan. General and administrative expenses in the fourth quarters of 2017 and 2016 included a unit-based compensation fair value remeasurement recovery of less than $0.1 million and expense of $0.9 million, respectively. For the years ended December 31, 2017 and 2016, general and administrative expenses included a fair value remeasurement expense of $1.2 million and $1.4 million, respectively.

Proxy Contest Expenses

In the year ended December 31, 2017, Granite incurred expenses of $5.9 million in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the annual general meeting. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

Granite REIT 2017 15

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs for the three month periods ended December 31, 2017 and 2016 were $5.4 million and $4.8 million, respectively. The $0.6 million increase is primarily due to the increased indebtedness from the debentures issued in December 2016.

Net interest expense and other financing costs for the years ended December 31, 2017 and 2016 remained consistent at $19.5 million and $19.6 million, respectively. The $0.1 million decrease is primarily due to the interest savings from the higher cost mortgages and construction loans repaid in November 2016, substantially offset by the increased indebtedness from debentures issued in December 2016 and the credit facility draws used to fund the acquisition of three properties in the United States.

As at December 31, 2017 and 2016, Granite's weighted average cost of debt was 2.54% and 2.53%, respectively, and the weighted average debt term-to-maturity was 4.8 years as at December 31, 2017.

Early Redemption Costs of Unsecured Debentures

In the three month period and year ended December 31, 2016, Granite recorded early redemption costs related to the debentures that were due to mature in October 2018 of $11.9 million which included a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs.

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange gains of $0.8 million and less than $0.1 million for the three month periods ended December 31, 2017 and 2016, respectively. The $0.8 million increase in net foreign exchange gains is primarily due to the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and euros.

Granite recognized net foreign exchange losses of $0.6 million and gains of $0.4 million for the years ended December 31, 2017 and 2016, respectively. The $1.0 million increase in net foreign exchange losses is primarily due to greater realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts in the year 2016.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $185.2 million and $6.2 million in the three month periods ended December 31, 2017 and 2016, respectively. In the three month period ended December 31, 2017, the net fair value gains of $185.2 million were primarily attributable to i) the increase in fair value to the sale price for the 10 properties (three special purpose properties and seven multi-purpose facilities) sold in January 2018 (see "SIGNIFICANT MATTERS") and the higher valuation implied on certain remaining special purpose properties (see "INVESTMENT PROPERTIES") from the pricing realized and the liquidity potential demonstrated from the sale and ii) a compression in discount and terminal capitalization rates for certain multi-purpose properties located in Canada resulting from market demand which led to improved asset pricing.

The net fair value gains on investment properties in the three month period ended December 31, 2016 of $6.2 million were attributable to several factors, including market rent increases for certain properties in the United States and a compression in discount and terminal capitalization rates for certain properties located in Germany and the Netherlands that resulted from market demand which led to improved asset pricing.

Net fair value gains on investment properties were $212.1 million and $175.9 million in the years ended December 31, 2017 and 2016, respectively. In the year ended December 31, 2017, the net fair value gains of $212.1 million were attributable to several factors, and, in particular, to i) the increase in fair value to the sale price for the 10 properties sold in January 2018 (see "SIGNIFICANT MATTERS") and the higher valuation implied on certain remaining special purpose properties, as noted above, ii) a compression in discount and

16 Granite REIT 2017

terminal capitalization rates for certain modern warehouse and multi-purpose properties (see "INVESTMENT PROPERTIES") located in Canada, the United States and Europe resulting from market demand which led to improved asset pricing and iii) favourable changes in leasing assumptions from new leases or renewals executed at multi-purpose properties located in Canada and the United States and modern warehouse properties in Europe.

The net fair value gains on investment properties in the year ended December 31, 2016 of $175.9 million were primarily attributable to positive changes in leasing assumptions relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, for which binding agreements were concluded with Magna in the third quarter of 2016. The changes in leasing assumptions during the third quarter of 2016 generally resulted in a compression in discount and terminal capitalization rates for certain properties due to the increased certainty and extension of contractual cash flows.

Acquisition Transaction Costs

Acquisition transaction costs for the three month period and year ended December 31, 2017 of $0.4 million and $0.7 million, respectively, largely related to legal and advisory costs associated with the acquisition in October 2017 of three properties in the United States (see "SIGNIFICANT MATTERS") as well as costs incurred in the fourth quarter to pursue other acquisition opportunities.

Loss on Sale of Investment Properties

The loss on sale of investment properties of $0.4 million for the three month period and year ended December 31, 2017 related to legal and advisory costs associated with the disposal in January 2018 of 10 investment properties in Canada and the United States (see "SIGNIFICANT MATTERS").

The loss on sale of investment properties of $2.4 million for the year ended December 31, 2016 was primarily related to the costs associated with the sale of seven income-producing properties in the United States, Germany and Austria for aggregate gross proceeds of $42.0 million.

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Foreign operations	$1.4	$1.1	0.3	$5.2	$4.8	0.4
Withholding taxes	—	0.1	(0.1)	1.0	0.4	0.6
Related to sale of investment properties	—	—	—	—	1.3	(1.3)
Other	0.1	0.1	—	1.5	0.4	1.1

Current tax expense	1.5	1.3	0.2	7.7	6.9	0.8
Deferred tax expense (recovery)	(8.0)	4.3	(12.3)	5.7	40.7	(35.0)

Income tax expense (recovery)	$(6.5)	$5.6	(12.1)	$13.4	$47.6	(34.2)

Granite REIT 2017 17

For the three months ended December 31, 2017, the Trust incurred higher current tax expense compared to the prior year period largely as a result of lower tax deductions in Austria from a reduction in tax depreciation.

For the year ended December 31, 2017, the Trust incurred higher current tax expense compared to the prior year primarily due to i) withholding tax expense on increased inter-company dividends received from its foreign operations, ii) a reduction in tax depreciation in Austria and iii) the favourable settlement of tax audits in 2016, partially offset by the current tax expense associated with property disposals in 2016.

The decline in deferred tax expense for the three months and year ended December 31, 2017 compared to the prior year periods was primarily due to the impact on deferred tax liabilities from the reduction in the US tax rate enacted in December 2017, partially offset by an increase in fair value gains in jurisdictions in which deferred taxes are recorded.

Net Income and Net Income Attributable to Stapled Unitholders

For the three month period ended December 31, 2017, net income was $233.6 million compared to $29.5 million in the prior year period. The $204.1 million net increase was primarily due to a $179.0 million increase in net fair value gains on investment properties and a $12.3 million increase in deferred tax recovery in 2017. The prior year period included an $11.9 million expense associated with the early redemption of debentures, as noted previously.

For the year ended December 31, 2017, net income was $357.7 million compared to $280.7 million in the prior year. The $77.0 million net increase was primarily due to a $36.2 million increase in net fair value gains on investment properties and a $35.0 million decrease in deferred tax expense in 2017 as well as an $11.9 million expense associated with the early redemption of debentures in 2016, partially offset by proxy contest expenses of $5.9 million incurred in 2017, as noted previously.

Net income attributable to stapled unitholders for the three month periods ended December 31, 2017 and 2016 was $233.6 million and $29.4 million, respectively. The non-controlling interests' share of net income for the fourth quarters of 2017 and 2016, respectively, was less than $0.1 million and $0.1 million.

Net income attributable to stapled unitholders for the years ended December 31, 2017 and 2016 was $357.7 million and $279.3 million, respectively. The non-controlling interests' share of net income for the years ended December 31, 2017 and 2016, respectively, was less than $0.1 million and $1.4 million. The decrease in the non-controlling interests' share of net income is attributed to the Trust's purchase of the remaining interests in four subsidiaries from third parties in November 2016.

18 Granite REIT 2017

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months and years ended December 31, 2017 and 2016 is presented below:

FFO AND AFFO RECONCILIATION

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit information)
		2017	2016	2017	2016

Net income attributable to stapled unitholders		$233.6	$29.4	$357.7	$279.3
Add (deduct):
Fair value gains on investment properties, net		(185.2)	(6.2)	(212.1)	(175.9)
Fair value losses (gains) on financial instruments		0.4	(1.2)	0.8	1.2
Acquisition transaction costs		0.4	—	0.7	—
Loss on sale of investment properties		0.4	—	0.4	2.4
Current income tax expense associated with the sale of investment properties		—	—	—	1.3
Deferred income tax expense (recovery)		(8.0)	4.3	5.7	40.7
Non-controlling interests relating to the above		—	(0.1)	—	0.7

FFO	[A]	$41.6	$26.2	$153.2	$149.7
Add (deduct):
Maintenance or improvement capital expenditures		(9.3)	(0.5)	(10.7)	(2.1)
Leasing commissions paid		(1.2)	(0.1)	(2.6)	(2.5)
Tenant incentives paid		(0.2)	(0.5)	(1.0)	(1.2)
Tenant incentive amortization		1.4	1.3	5.4	5.2
Straight-line rent amortization		0.3	1.3	1.1	(0.4)
Non-controlling interests relating to the above		—	0.1	—	0.6

AFFO	[B]	$32.6	$27.8	$145.4	$149.3

Per unit amounts:
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.89	$0.56	$3.25	$3.18
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.69	$0.59	$3.09	$3.17
Basic number of stapled units outstanding	[C]	46.9	47.1	47.1	47.1
Diluted number of stapled units outstanding	[D]	47.0	47.1	47.1	47.1

Granite REIT 2017 19

Funds From Operations

FFO for the three month period ended December 31, 2017 was $41.6 million ($0.89 per unit) compared to $26.2 million ($0.56 per unit) in the prior year period. The $15.4 million ($0.33 per unit) increase in FFO is summarized below:

Change in FFO

FFO for the three month period ended December 31, 2017 was $41.6 million ($0.89 per unit). In comparison, excluding the early redemption costs associated with unsecured debentures of $11.9 million ($0.25 per unit), FFO would have been $38.1 million ($0.81 per unit) in the prior year period.

FFO for the year ended December 31, 2017 was $153.2 million ($3.25 per unit) compared to $149.7 million ($3.18 per unit) in the prior year. The $3.5 million ($0.07 per unit) increase in FFO is summarized below:

Change in FFO

(1)
Excludes current tax expense of $1.3 million associated with the sale of investment properties in 2016.
20 Granite REIT 2017

Excluding the proxy contest expenses of $5.9 million ($0.12 per unit) and the lease termination and close-out fees of $1.6 million ($0.03 per unit) recognized in revenue, FFO would have been $157.5 million ($3.34 per unit) in the year ended December 31, 2017. In comparison, excluding the early redemption costs associated with debentures of $11.9 million ($0.25 per unit), FFO would have been $161.6 million ($3.43 per unit) in the prior year.

Adjusted Funds From Operations

As further detailed in the FFO and AFFO Reconciliation table, AFFO for the three month period ended December 31, 2017 was $32.6 million ($0.69 per unit) compared to $27.8 million ($0.59 per unit) in the prior year period. The net $4.8 million ($0.10 per unit) increase in AFFO was primarily due to:

  •
  the $15.4 million increase in FFO, which included the early redemption debenture costs in 2016, as noted previously, partially offset by;

  •
  an $8.8 million increase in capital expenditures largely relating to an improvement project at a vacant property in Novi, Michigan which was recently leased to a non-Magna tenant and, to a lesser extent, for maintenance projects at properties located in Canada; and

  •
  a $1.1 million increase in leasing commissions paid relating to the recently leased-up vacant property in the United States noted above.

AFFO for the three month period ended December 31, 2017 was $32.6 million ($0.69 per unit). In comparison, excluding the early redemption costs associated with debentures of $11.9 million ($0.25 per unit), AFFO would have been $39.7 million ($0.84 per unit) in the prior year period.

AFFO for the year ended December 31, 2017 was $145.4 million ($3.09 per unit) compared to $149.3 million ($3.17 per unit) in the prior year. The net $3.9 million ($0.08 per unit) decrease in AFFO was due to:

  •
  an $8.6 million increase in capital expenditures largely relating to an improvement project at a vacant property in Novi, Michigan as noted above, partially offset by;

  •
  the $3.5 million increase in FFO, as noted above; and

  •
  a $1.5 million decrease in straight-line rent amortization, primarily due to the rent-free periods in the prior year for two new leases associated with the developed properties in the United States.

Excluding the following non-recurring items: proxy contest expenses of $5.9 million ($0.12 per unit) and the lease termination and close-out fees of $1.6 million ($0.03 per unit) recognized in revenue, AFFO would have been $149.7 million ($3.18 per unit) in the year ended December 31, 2017. In comparison, excluding the early redemption costs associated with debentures of $11.9 million ($0.25 per unit), AFFO would have been $161.2 million ($3.42 per unit) in the prior year.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development ("properties under development") and land held for development. The income-producing properties are substantially for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped within the last five years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class

Granite REIT 2017 21

comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Land held for development includes a 16 acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space. Construction is expected to commence once Granite's pre-leasing objectives are achieved. Land held for development also includes a 29 acre site located in Indiana, United States which is being held for future development and could provide for up to 0.5 million square feet of logistics-industrial space and a nine acre parcel of land located in Ontario, Canada which is being held for future development or disposition.

Summary attributes of the investment properties at December 31, 2017 and 2016 were as follows:

Investment Properties Summary

As at December 31,	2017	2016

Investment properties — fair value	$2,733.6	$2,653.1
Income-producing properties	2,714.7	2,646.3
Land held for development	18.9	6.8
Overall capitalization rate	7.6%	8.0%
Number of investment properties	87	94
Income-producing properties	84	92
Land held for development	3	2
Property metrics
GLA, square feet(1)	29.1	29.6
Occupancy, by GLA(1)	98.4%	99.4%
Weighted average lease term, in years by square footage(1)	5.9	7.0
Total number of tenants	40	35
Magna as a percentage of revenue for the year ended(1)(2)	71%	76%
Magna as a percentage of GLA(1)	61%	71%

Assets Held for Sale(1)

As at December 31,	2017	2016

Properties Held for Sale(1)
Fair value	$391.4	—
Number of properties	10	—
GLA, square feet	3.2	—
Magna as a percentage of GLA	95%	—
Total revenue for the year ended, in millions	25.6	—

(1)
Ten properties were reclassified as assets held for sale on the combined balance sheet at December 31, 2017 and excluded from the value of investment properties (see "SIGNIFICANT MATTERS"). Accordingly, in this MD&A, the 10 properties are excluded from references to investment properties and related property metrics.
(2)
Magna's concentration as at December 31, 2016 was previously reported as 78% based upon a measure (annualized lease payments) that Granite no longer uses effective with the first quarter of 2017.
22 Granite REIT 2017

The fair value of the investment properties (excluding properties held for sale) by asset category as at December 31, 2017 and 2016 was as follows:

Fair Value of Investment Properties by Asset Category

December 31, 2017	December 31, 2016

Note — number of properties denoted in parentheses

Granite has a specialized and high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties (excluding properties held for sale) by country as at December 31, 2017 and 2016 was as follows:

Fair Value of Investment Properties by Geography

December 31, 2017	December 31, 2016

Note — number of properties denoted in parentheses

Granite REIT 2017 23

The change in the fair value of investment properties by asset category during the year ended December 31, 2017 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2017	Fair value gains	Acquisitions and transfers	Capital expenditures	Foreign exchange gains (losses)	Other changes	Classified as assets held for sale	December 31, 2017

Modern warehouse facilities	$600.0	25.7	154.7	1.6	(10.5)	2.4	—	$773.9
Multi-purpose facilities	696.3	80.6	(12.1)	21.4	6.7	0.5	(63.0)	730.4
Special purpose properties	1,350.0	105.8	—	70.8	16.6	(4.4)	(328.4)	1,210.4

Income-Producing Properties	2,646.3	212.1	142.6	93.8	12.8	(1.5)	(391.4)	2,714.7
Land Held For Development	6.8	—	12.1	—	—	—	—	18.9

	$2,653.1	$212.1	$154.7	$93.8	$12.8	$(1.5)	$(391.4)	$2,733.6

During the year ended December 31, 2017, the fair value of investment properties increased by $80.5 million, primarily due to:

  •
  net fair value gains of $212.1 million which were attributable to several factors, and, in particular, to i) the increase in fair value to the sale price for the 10 properties sold in January 2018 (see "SIGNIFICANT MATTERS") and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale, ii) a compression in discount and terminal capitalization rates for certain modern warehouse and multi-purpose properties located in Canada, the United States and Europe resulting from market demand which led to improved asset pricing and iii) favourable changes in leasing assumptions from new leases or renewals executed at multi-purpose properties located in Canada and the United States and modern warehouse properties in Europe;

  •
  the acquisition of three income-producing properties in the United States on October 6, 2017 for $154.7 million, two of which are located in Monroe, Ohio, and the third in Olive Branch, Mississippi (see "SIGNIFICANT MATTERS");

  •
  capital expenditures of $93.8 million, of which $70.8 million related to building expansions at two special purpose properties in the United States purchased from Magna and $18.5 million related to maintenance and improvement capital expenditures to a multi-purpose property located in Michigan, United States and leased to a non-Magna tenant during the third quarter of 2017. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increasing the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property; and

  •
  net foreign exchange gains of $12.8 million, which primarily included foreign exchange gains of $69.0 million resulting from the weakening of the Canadian dollar against the euro, partially offset by $58.7 million of foreign exchange losses from the relative strengthening of the Canadian dollar against the US dollar; partially offset by

  •
  the classification of 10 properties valued at $391.4 million as assets held for sale, which were subsequently sold in January 2018. These properties are classified as assets held for sale on the
24 Granite REIT 2017

    combined balance sheet and excluded from the investment properties categorization (see "SIGNIFICANT MATTERS").

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2017. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2017. In addition, valuation metrics for Granite's investment properties (excluding properties held for sale) by asset category as at December 31, 2017 and 2016 were as follows:

Valuation Metrics by Investment Property Asset Category

Weighted Average(1)	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
As at December 31,	2017	2016	2017	2016	2017	2016	2017	2016

Overall capitalization rate(2)	6.18%	6.54%	8.84%	9.38%	7.77%	8.03%	7.60%	8.03%
Terminal capitalization rate	6.49%	6.63%	7.49%	7.85%	8.11%	8.22%	7.48%	7.74%
Discount rate	6.98%	7.14%	8.04%	8.31%	7.72%	7.82%	7.59%	7.80%

(1)
Weighted based on investment property fair value.
(2)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of investment properties (excluding properties held for sale) to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2017 is presented below:

Sensitivity Analysis of Fair Value of Investment Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate

+50 bps	2,568.1	2,648.8	2,640.4
+25 bps	2,652.1	2,690.5	2,686.4

Base rate	$2,733.6	$2,733.6	$2,733.6

–25 bps	2,838.8	2,783.2	2,781.9
–50 bps	2,943.2	2,834.9	2,831.3

Granite REIT 2017 25

Leasing Profile

Magna, Granite's Largest Tenant

Excluding the properties held for sale, at December 31, 2017, Magna International Inc. or one of its operating subsidiaries was the tenant at 52 (December 2016 — 63) of Granite's income-producing properties and comprised 71% (December 2016 — 76%) of Granite's revenue and 61% (December 2016 — 71%) of Granite's GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody's Investor Service, A– with a stable outlook by Standard & Poor's and A(low) with a stable outlook by DBRS Limited. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including producing body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases. Granite's properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company, however, Magna International Inc. is the tenant under certain of Granite's leases. The terms of the lease arrangements with Magna generally provide for the following:

  •
  the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

  •
  rent escalations based on either fixed-rate steps or inflation;

  •
  renewal options tied to market rental rates or inflation;

  •
  environmental indemnities from the tenant; and

  •
  a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at December 31, 2017, Granite had 39 other tenants from various industries which in aggregate comprised 29% of revenues for the year ended December 31, 2017. Of these tenants, each individually made up less than 3% of the Trust's revenue for the year ended December 31, 2017.

26 Granite REIT 2017

Leasing Activity

Lease Expiries in 2018

Granite had 30 leases comprising 4.8 million square feet with expiry dates in 2018. The following table details the status as at March 1, 2018 of these leases by category, square footage and annualized revenue (calculated as rental revenue excluding tenant recoveries recognized in accordance with IFRS in the fourth quarter of 2017 multiplied by four quarters):

Status of Lease Expiries in 2018

Lease Status by Category	Number of leases	Square Footage	Annualized Revenue

		(in thousands)	(in millions)
Modern warehouse facilities	3	528	$3.2
Multi-purpose facilities	10	1,308	7.8

Leases renewed or extended	13	1,836	11.0

Modern warehouse facilities	1	103	0.9
Multi-purpose facilities	5	932	4.3

Leases, negotiations pending or in-progress	6	1,035	5.2

Multi-purpose facilities	1	254	0.6

Lease with short termination notice	1	254	0.6

Modern warehouse facilities	2	1,016	5.0
Multi-purpose facilities	2	190	1.1

Leases not renewed and expected vacancy	4	1,206	6.1

Multi-purpose facilities	6	483	2.5

Leases for properties held for sale and disposed in January 2018	6	483	2.5

Total 2018 lease expiries	30	4,814	$25.4

Granite REIT 2017 27

Lease Expiration

As at December 31, 2017, Granite's portfolio had a weighted average lease term by square footage of 5.9 years (December 31, 2016 — 7.0 years) with lease expiries by GLA (in thousands of square feet), annualized revenue (calculated as rental revenue excluding tenant recoveries recognized in accordance with IFRS in the fourth quarter of 2017 multiplied by four quarters, in millions) and lease count as set out in the table below:

Lease Maturity Summary

				Vacancies	2018		2019		2020		2021		2022		2023		2024 and Beyond
		Total Annualized Revenue $	Total Lease Count
	Total GLA			Sq Ft		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $		Annualized Revenue $
					Sq Ft		Sq Ft		Sq Ft		Sq Ft		Sq Ft		Sq Ft		Sq Ft

Canada	7,726	57.3	39	—	1,061	5.5	435	2.5	1,033	6.8	316	2.9	490	6.5	685	3.2	3,706	29.9
United States	11,186	68.0	34	176	1,029	5.3	817	4.0	312	1.8	87	0.6	1,401	6.0	2,010	9.3	5,354	41.0
Austria	8,091	61.8	12	—	644	3.1	392	3.8	—	—	389	2.7	802	9.5	—	—	5,864	42.7
Germany	3,151	20.3	10	300	228	1.6	—	—	195	1.5	308	2.5	283	2.1	1,470	10.6	367	2.0
Netherlands	1,441	9.8	3	—	314	2.0	500	3.2	627	4.6	—	—	—	—	—	—	—	—
Other	751	5.3	8	—	90	0.8	136	0.7	133	0.5	336	3.0	56	0.3	—	—	—	—

	32,346	222.5	106	476	3,366	18.3	2,280	14.2	2,300	15.2	1,436	11.7	3,032	24.4	4,165	23.1	15,291	115.6

Less: Properties classified as assets held for sale and disposed in January 2018
Canada	(2,070)	(13.6)	(9)	—	(483)	(2.4)	—	—	—	—	—	—	—	—	(91)	(0.4)	(1,496)	(10.8)
United States	(1,176)	(12.0)	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,176)	(12.0)

As at December 31, 2017	29,100	196.9	96	476	2,883	15.9	2,280	14.2	2,300	15.2	1,436	11.7	3,032	24.4	4,074	22.7	12,619	92.8

Changes in leasing activity between January 1, 2018 and March 1, 2018:
Renewals or Extensions
— Canada (Magna)	—	—	—	—	(49)	(0.7)	—	—	—	—	—	—	—	—	49	0.7	—	—
— United States (non-Magna)	—	—	—	—	(224)	(1.5)	—	—	—	—	—	—	—	—	—	—	224	1.5
— Austria (Magna)	—	—	—	—	(115)	(1.8)	—	—	—	—	—	—	—	—	115	1.8	—	—

Total	29,100	196.9	96	476	2,495	11.9	2,280	14.2	2,300	15.2	1,436	11.7	3,032	24.4	4,238	25.2	12,843	94.3

% of portfolio as at December 31, 2017:
* by sq ft	100%			1.6%	9.9%		7.8%		7.9%		4.9%		10.4%		14.0%		43.5%
* by Annualized Revenue		100%				8.1%		7.2%		7.7%		5.9%		12.4%		11.5%		47.2%

28 Granite REIT 2017

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2017, the Trust incurred leasing costs and lease incentives of $0.9 million and $4.4 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $286.2 million as at December 31, 2017 compared to $496.0 million at December 31, 2016, as summarized below:

Sources of Available Liquidity

As at December 31,	2017	2016

Cash and cash equivalents	$69.0	$246.2
Unused portion of credit facility(1)	217.2	249.8

Available liquidity	$286.2	$496.0

Assets held for sale(2)	$391.4	—

Unencumbered assets(3)	$2,733.6	$2,653.1

(1)
Subsequent to December 31, 2017, Granite entered into a new five-year $500 million credit facility thereby increasing its borrowing capacity by $250.0 million. See "Debt Structure — Credit Facility".
(2)
Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2017 and were subsequently sold in January 2018 (see "SIGNIFICANT MATTERS").
(3)
Unencumbered assets represent the carrying value of investment properties (excluding properties held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility and trust indenture.

Additional sources of liquidity available to Granite include cash flow generated from operations, assets held for sale and, if necessary, financing that may be obtained on its unencumbered assets.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility and/or (v) the issuance of unsecured debentures or equity, subject to market conditions.

Granite REIT 2017 29

Cash Flow Components

Components of the Trust's cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2017	2016	$ change	2017	2016	$ change

Cash and cash equivalents, beginning of period	$190.9	$175.2	15.7	$246.2	$119.1	127.1
Cash provided by operating activities	38.2	30.0	8.2	158.7	160.0	(1.3)
Cash provided by (used in) investing activities	(157.0)	(9.3)	(147.7)	(237.9)	11.8	(249.7)
Cash provided by (used in) financing activities	(6.6)	52.3	(58.9)	(105.2)	(40.0)	(65.2)
Effect of exchange rate changes on cash and cash equivalents	3.5	(2.0)	5.5	7.2	(4.7)	11.9

Cash and cash equivalents, end of period	$69.0	$246.2	(177.2)	$69.0	$246.2	(177.2)

Operating Activities

In the three month period ended December 31, 2017, operating activities generated cash of $38.2 million compared to $30.0 million in the prior year period. The increase of $8.2 million was due to various factors including the following:

  •
  the redemption premium payment of $11.2 million in 2016 associated with the early redemption of debentures, partially offset by;

  •
  an increase in cash used by working capital changes of $4.6 million primarily due to a decrease in deferred revenue related to the timing of rent prepayments, in particular the receipt of advance rents in the third quarter from Granite's two largest properties located in Austria.

In the year ended December 31, 2017, operating activities generated cash of $158.7 million compared to $160.0 million in the prior year. The decrease of $1.3 million was primarily related to the following:

  •
  a decrease in cash provided by working capital changes of $7.6 million primarily from a decrease in accounts payable and accrued liabilities due to unit-based compensation payments made to former directors/trustees and a decrease in deferred revenue from lower rent prepayments received in the current year;

  •
  $5.9 million of incremental expenses related to the proxy contest as discussed previously, partially offset by;

  •
  the redemption premium payment of $11.2 million in 2016 associated with the early redemption of debentures.
30 Granite REIT 2017

Investing Activities

Investing activities for the three month period ended December 31, 2017 used cash of $157.0 million and primarily related to the remaining balance paid for the acquisition of three income-producing properties in the United States of $146.7 million and investment property maintenance and improvement capital expenditures of $8.9 million largely relating to a vacant property in Novi, Michigan which was recently leased to a non-Magna tenant and, to a lesser extent, maintenance projects in Canada.

Investing activities for the three month period ended December 31, 2016 used cash of $9.3 million, which consisted primarily of an $8.8 million payment for the contingent consideration obligations from acquisitions completed in 2013 and maintenance or improvement capital expenditures of $1.1 million related to properties in Canada.

Investing activities for the year ended December 31, 2017 used cash of $237.9 million of which $154.0 million related to the acquisition of three income-producing properties in the United States, $70.8 million related to the purchase of expansion capital expenditures for additions constructed at two special purpose properties in Bowling Green, Kentucky and Piedmont, South Carolina and investment property maintenance and improvement capital expenditures of $10.7 million largely relating to a vacant property in Novi, Michigan which was recently leased to a non-Magna tenant as well as maintenance projects in Canada.

Investing activities for the year ended December 31, 2016 generated cash of $11.8 million. The major components included $39.6 million of net proceeds received from the disposition of seven income-producing properties, partially offset by an $8.8 million payment of contingent consideration obligations related to the acquisitions completed in 2013 as well as $19.3 million of investment property capital expenditures of which $2.1 million related to improvement projects and $17.2 million primarily related to development costs at properties in Poland and the United States.

Financing Activities

Cash used in financing activities for the three month period ended December 31, 2017 of $6.6 million related to $30.6 million of distribution payments and $6.5 million to repurchase the Trust's stapled units under the normal course issuer bid, partially offset by a net $31.0 million of US dollar denominated bank indebtedness proceeds that was used to fund the October 2017 acquisition.

For the three month period ended December 31, 2016, financing activities provided cash of $52.3 million which primarily related to $400.0 million of proceeds received from the issuance of debentures due in 2023, partially offset by a $200.0 million repayment for the early redemption of debentures that were due in 2018 and $1.7 million paid to settle the associated cross currency interest rate swap, $12.1 million to purchase the remaining non-controlling interests at five properties in the United States, a $105.7 million repayment of mortgages and construction loans that occurred primarily with the purchase of the non-controlling interests and distributions paid of $28.7 million.

Cash used in financing activities for the year ended December 31, 2017 of $105.2 million comprised distribution payments of $122.6 million, repurchases of the Trust's stapled units of $12.0 million under the normal course issuer bid and $1.0 million of financing costs paid largely in connection with the debenture issuance in December 2016, partially offset by net $31.0 million of US dollar denominated bank indebtedness proceeds that were used to fund the October 2017 acquisition.

For the year ended December 31, 2016, financing activities used cash of $40.0 million which was primarily due to distribution payments of $113.1 million, a $200.0 million repayment for the early redemption of debentures and $1.7 million paid to settle the associated cross currency interest rate swap, net $94.8 million of secured long-term debt repayments which primarily related to settling the mortgage and construction loans in conjunction with the purchase of the remaining non-controlling interests at five properties in the United States, net $17.9 million of bank indebtedness repayments and a payment of $12.1 million to purchase the remaining non-controlling interests, partially offset by $400.0 million of proceeds received from the issuance of debentures due in 2023.

Granite REIT 2017 31

Debt Structure

Granite's debt structure and key debt metrics as at December 31, 2017 and 2016 were as follows:

Summary Debt Structure and Debt Metrics

As at December 31,		2017	2017 Adjusted(2)	2016

Unsecured debentures, net		$647.3	$647.3	$646.8
Cross currency interest rate swaps, net		61.5	61.5	10.6
Bank indebtedness		32.6	32.6	—

Total debt	[A]	741.4	741.4	657.4
Less: cash and cash equivalents		69.0	460.4	246.2

Net debt	[B]	$672.4	$281.0	$411.2

Investment properties, all unencumbered by secured debt	[C]	$2,733.6	$2,733.6	$2,653.1

Adjusted EBITDA(1)	[D]	$185.0	$159.4	$188.2
Interest expense	[E]	$19.5	$19.5	$19.6
Debt metrics
Leverage ratio(1)	[A]/[C]	27%	27%	25%
Net leverage ratio(1)	[B]/[C]	25%	10%	15%
Interest coverage ratio(1)	[D]/[E]	9.5x	8.2x	9.6x
Unencumbered asset coverage ratio(1)	[C]/[A]	3.7x	3.7x	4.0x
Indebtedness ratio(1)	[A]/[D]	4.0x	4.7x	3.5x
Weighted average cost of debt		2.54%	2.54%	2.53%
Weighted average debt term-to-maturity, in years		4.8	4.8	6.0
Ratings and outlook
DBRS		BBB stable	BBB stable	BBB stable
Moody's		Baa2 stable	Baa2 stable	Baa2 stable

(1)
Represents a non-IFRS measure. For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
The 2017 Adjusted column represents the summary of debt structure and debt metrics at December 31, 2017 after adjusting for the cash proceeds from the sale of the 10 properties in January 2018 (see "SIGNIFICANT MATTERS") and the reduction in Adjusted EBITDA of $25.6 million for the 2017 year associated with the revenue lost from the sale of the 10 properties.

Unsecured Debentures and Cross Currency Interest Rate Swaps

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures"). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2017, all of the 2023 Debentures remained outstanding and the balance net of issuance costs was $398.1 million.

Also on December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at December 31, 2017, the fair value of the cross currency interest rate swap was a net financial liability of $42.0 million. The fair value of the cross

32 Granite REIT 2017

currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2017, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $249.2 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at December 31, 2017, the fair value of the cross currency interest rate swap was a net financial liability of $19.4 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

Credit Facility

As at December 31, 2017, the Trust was the borrower under an unsecured senior revolving credit facility in the amount of $250.0 million, pursuant to which it was permitted to make borrowings by way of Canadian dollar, US dollar or euro denominated loans or letters of credit. Interest on amounts drawn was calculated based on an applicable margin determined by reference to the Trust's external credit rating. The credit facility would have matured on February 1, 2019 had the Trust not entered into a new credit facility, as noted below. At December 31, 2017, the Trust had $32.6 million (US$ 26.0 million) drawn under the credit facility and $0.2 million in letters of credit issued against the credit facility.

On February 1, 2018, the Trust entered into a new unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The new facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. The new facility is guaranteed by Granite REIT and Granite GP and replaced Granite's $250.0 million credit facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At December 31, 2017, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite's unsecured debentures and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2017, Granite was in compliance with all of these covenants.

Credit Ratings

On April 18, 2017, Moody's Investors Service, Inc. ("Moody's") confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. Upon issuance of the 2023 Debentures in December 2016, DBRS Limited ("DBRS") assigned a credit rating of BBB with a stable trend to the 2023

Granite REIT 2017 33

Debentures. On May 26, 2016, DBRS confirmed the BBB rating on the 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders' Equity

Outstanding Stapled Units

As at the date of this MD&A, the Trust had 46,011,862 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 46,903,302 at December 31, 2017 resulted from the repurchase of 891,440 stapled units pursuant to Granite's normal course issuer bid (see "NORMAL COURSE ISSUER BID").

Distributions

Distributions declared to stapled unitholders in the three month periods ended December 31, 2017 and 2016 were $31.0 million or 66.1 cents per stapled unit and $29.3 million or 62.3 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2017 and 2016 were $123.1 million or $2.61 per stapled unit and $114.3 million or $2.43 per stapled unit, respectively.

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016

Net income	$233.6	$29.5	$357.7	$280.7

Cash flows provided by operating activities	38.2	30.0	158.7	160.0
Distributions paid and payable	(31.0)	(29.3)	(123.1)	(114.3)

Cash flows from operating activities in excess of distributions paid and payable	$7.2	$0.7	$35.6	$45.7

Distributions for the three month periods and years ended December 31, 2017 and 2016 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect distributions.

34 Granite REIT 2017

Normal Course Issuer Bid

On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. In order to facilitate repurchases of the outstanding stapled units during specified blackout periods, Granite entered into an automatic securities purchase plan with a broker. Pursuant to the NCIB, Granite purchased 241,034 stapled units for total consideration of $12.0 million as at December 31, 2017 and an additional 891,440 units for consideration of $43.9 million subsequent to the year-end and as of March 1, 2018. These repurchases were made at an average trading price per unit of $49.27.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management's expectations.

The Trust has made commitments for future payments of interest and principal on bank indebtedness and long-term debt, construction and development project costs and certain other costs. At December 31, 2017, future payments, including interest payments, under these contractual obligations were as follows:

	Payments due by year
As at December 31, 2017	Total	2018	2019	2020	2021	2022	Thereafter

Unsecured debentures	$650.0	$—	$—	$—	$250.0	$—	$400.0
Cross currency interest rate swaps	61.5	—	—	—	19.5	—	42.0
Bank indebtedness	32.6	—	—	—	—	—	32.6
Interest payments:
Unsecured debentures, net of cross currency interest rate swaps	89.8	17.3	17.3	17.3	17.3	10.3	10.3
Bank indebtedness	4.6	0.9	0.9	0.9	0.9	0.9	0.1
Tenant allowance payable	9.0	9.0	—	—	—	—	—
Construction and development commitments	7.9	7.9	—	—	—	—	—

	$855.4	$35.1	$18.2	$18.2	$287.7	$11.2	$485.0

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At December 31, 2017, the Trust had $0.2 million in letters of credit and contractual commitments related to construction and development projects amounting to approximately $7.9 million of which $6.4 million will be reimbursed from a tenant. The construction and development projects are expected to be completed by the second quarter of 2018 and are expected to be

Granite REIT 2017 35

funded by cash from operations. At December 31, 2017, the Trust also had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.5
Later than 1 year and not later than 5 years	1.1
Later than 5 years	—

$1.6

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 6, 7, 8, 16 and 20 to the audited combined financial statements for the year ended December 31, 2017 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, refer to note 18 of the audited combined financial statements for the year ended December 31, 2017. Related party transactions for the year ended December 31, 2017 included a $0.7 million reimbursement of proxy contest expenses to a company affiliated with a director/trustee of Granite in connection with the 2017 annual general meeting (see "RESULTS OF OPERATIONS — Proxy Contest Expenses").

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2017 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO

36 Granite REIT 2017

follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as distributions declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that are non-recurring and can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2017	2016	2017	2016

Distributions declared to unitholders	[A]	$31.0	$29.3	$123.1	$114.3
FFO		41.6	26.2	153.2	149.7
Add (deduct):
Early redemption costs of unsecured debentures		—	11.9	—	11.9
Proxy contest expenses		—	—	5.9	—
Lease termination and close-out fees		—	—	(1.6)	—

FFO adjusted for the above	[B]	$41.6	$38.1	$157.5	$161.6
AFFO		32.6	27.8	145.4	149.3
Add (deduct):
Early redemption costs of unsecured debentures		—	11.9	—	11.9
Proxy contest expenses		—	—	5.9	—
Lease termination and close-out fees		—	—	(1.6)	—

AFFO adjusted for the above	[C]	$32.6	$39.7	$149.7	$161.2
FFO payout ratio	[A]/[B]	75%	77%	78%	71%
AFFO payout ratio	[A]/[C]	95%	74%	82%	71%

Net operating income

NOI is defined as rental revenue and tenant recoveries less property operating costs. Granite also uses NOI on a cash basis, which adjusts NOI for straight-line rent and tenant incentive amortization recognized during the period (see "RESULTS OF OPERATIONS — Net Operating Income"). These are widely used measures by the real estate industry and Granite believes that NOI and NOI — cash basis are useful supplementary measures of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is revenue. Such measures are also key inputs in Granite's determination of the fair value of its investment property portfolio.

Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, income tax expense, depreciation and amortization expense, early redemption costs of unsecured

Granite REIT 2017 37

debentures, proxy contest expenses, fair value gains (losses) on investment properties and financial instruments, acquisition transaction costs and gains (losses) on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. This measure is also defined in Granite's debt agreements and used in calculating the Trust's debt covenants.

For the years ended December 31,	2017	2016

Net income	$357.7	$280.7
Add (deduct):
Lease termination and close-out fees	(1.6)	—
Interest expense and other financing costs, net	19.5	19.6
Income tax expense	13.4	47.6
Depreciation and amortization	0.3	0.7
Fair value gains on investment properties, net	(212.1)	(175.9)
Fair value losses on financial instruments	0.8	1.2
Loss on sale of investment properties	0.4	2.4
Acquisition transaction costs	0.7	—
Early redemption costs of unsecured debentures	—	11.9
Proxy contest expenses	5.9	—

Adjusted EBITDA	$185.0	$188.2

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust's ability to meet its interest expense obligations (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust's ability to repay outstanding debt using its operating cash flows (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding properties held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust's degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

38 Granite REIT 2017

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2017. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2017. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. The Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2017. The critical

Granite REIT 2017 39

assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the "Investment Properties" section and note 4 of the audited combined financial statements for the year ended December 31, 2017 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2017 are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments

In July 2014, the International Accounting Standards Board ("IASB") issued IFRS 9, Financial Instruments ("IFRS 9") which replaces IAS 39, Financial Instruments: Recognition and Measurement effective January 1, 2018. IFRS 9 provides new guidance on the classification and measurement, impairment and hedge accounting for financial instruments in addition to clarification for the treatment of modifications of financial liabilities. IFRS 9 is required to be adopted retrospectively with certain available transition provisions which allow the Trust to elect not to restate prior period comparative information.

The Trust is in the final stages of its evaluation of the impact of this standard on its combined financial statements. The Trust will adopt IFRS 9 for the annual period beginning January 1, 2018, however, this standard is not expected to have any significant impact on the combined financial statements.

40 Granite REIT 2017

Classification and measurement:

IFRS 9 requires a new approach for the classification and measurement of financial assets based on the Trust's business models for managing these financial assets and their contractual cash flow characteristics. This approach is summarized as follows:

  •
  Assets held for the purpose of collecting contractual cash flows that solely represent payments of principal and interest will be measured at amortized cost.

  •
  Assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows solely represent payments of principal and interest will be measured at fair value through other comprehensive income ("FVTOCI").

  •
  Assets held within another business model or assets that do not have contractual cash flow characteristics that are solely payments of principal and interest will be measured at fair value through profit or loss ("FVTPL").

The Trust has completed its review of all financial instruments held and has performed cash flow and business model assessments on the Trust's financial assets, and the expected impact is summarized as follows:

  •
  The Trust's cash and cash equivalents, restricted cash, accounts receivable, and long-term receivables currently measured at amortized costs will continue to be measured at amortized cost.

  •
  The Trust's derivative asset and liability instruments will continue to be measured at FVTPL.

Impairment:

IFRS 9 introduces a new expected credit loss ("ECL") impairment model for all financial assets measured at amortized cost or debt instruments measured at FVTOCI. The new ECL model will result in an allowance for expected credit losses being recorded regardless of whether there has been an actual loss event.

The ECL model is forward-looking and requires the use of a reasonable and supportable forecast of future conditions in the determination of whether there has been a significant increase in credit risk since the origination of the financial instrument. The Trust continues to refine certain aspects of the expected credit loss modelling process leading up to its March 31, 2018 first quarter reporting, and the expected impact is summarized as follows:

  •
  The Trust does not expect to record a material ECL allowance against loans and notes receivable as historical experience of loss on these balances is insignificant and based on the assessment of forward looking information no significant increases in expected losses are expected. The Trust will continue to assess the valuation of these instruments.

  •
  The Trust does not expect to record a material ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

Hedge accounting:

IFRS 9 also introduces a new hedge accounting model that expands the scope of hedge items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it will provide for more hedging strategies that are used for risk

Granite REIT 2017 41

management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

Financial Liabilities:

Generally, IFRS 9 does not introduce changes to the classification of financial liabilities. The Trust will continue to measure its financial liabilities at amortized cost.

In regards to term modifications for financial liabilities, IFRS 9 requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability is recognized in profit or loss.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which replaces IAS 18, Revenue and IAS 11, Construction Contracts effective January 1, 2018. The objective of IFRS 15 is to establish the principles that the Trust will apply to report useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The Trust is currently evaluating the adoption method for applying the new standard to prior periods.

The Trust is in the final stages of its evaluation of the impact of this standard on its combined financial statements. As the Trust's most material revenue stream of rental revenue is outside the scope of the new standard, the adoption of the new standard is not expected to have a material impact on the combined statements of income and comprehensive income. The Trust has concluded that the pattern of revenue recognition will remain unchanged. However, the Trust will be required to disclose the separate components of each revenue stream, including those included within gross leases, to the combined financial statements. Further, in respect of the Trust's net leases where the tenant is responsible for direct payment of both property taxes and insurance, because the Trust is the beneficiary, the amounts of expense and related revenue for these amounts will be presented on a gross basis in the statement of income and comprehensive income. There is no impact to net income or unitholders equity. In addition, no impact to the combined statement of cash flow is expected from adoption.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land that is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria. A right-of-use asset addition and obligation liability will be recorded for these lease obligations as well.

42 Granite REIT 2017

IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018. The Trust does not believe there will be a significant impact on the combined financial statements from adopting this standard.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual reporting periods beginning on or after January 1, 2019. The Trust is currently assessing the impact of IFRIC 23 on its combined financial statements.

IAS 40, Investment Properties

On December 8, 2016, the IASB issued an amendment to IAS 40, Investment Properties that requires an asset to be transferred to or from investment property only when there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. Granite will adopt these amendments and clarifications in its combined financial statements for the annual period beginning on January 1, 2018.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and in Rules 13a-15(e) and 15d-15(e) under the United States Securities and Exchange Act of 1934 as of December 31, 2017 (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust's management, including their principal executive and principal officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust's internal control over financial reporting is a process designed by, or under the supervision of, the Trust's principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

Granite REIT 2017 43

dispositions of the Trust's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that the Trust's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2017.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust's combined financial statements as at and for the year ended December 31, 2017 and whose report is included in the Trust's annual report for fiscal 2017, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2017. The attestation report precedes the audited financial statements included in the Trust's annual report for fiscal 2017.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2017 that have materially affected, or that are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite's AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2017.

44 Granite REIT 2017

SELECTED ANNUAL AND QUARTERLY DATA

The annual and quarterly financial data reflects fluctuations in revenue, FFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties.

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2017 for a description of the accounting policies used in the determination of the financial data.

Annual Data

(in millions, except as noted)
Years ended December 31,	2017	2016	2015

Operating highlights(1)(2)
Revenue	$222.6	$223.4	$216.3
NOI — cash basis(1)	$218.2	$220.6	$214.7
Fair value gain on investment properties, net	$212.1	$175.9	$73.1
Net income attributable to stapled unitholders	$357.7	$279.3	$193.3
Cash provided by operating activities	$158.7	$160.0	$159.8
FFO(1)	$153.2	$149.7	$158.4
AFFO(1)	$145.4	$149.3	$159.3
FFO payout ratio(1)	78%	71%	68%
AFFO payout ratio(1)	82%	71%	68%
Per unit amounts
Diluted FFO(1)	$3.25	$3.18	$3.36
Diluted AFFO(1)	$3.09	$3.17	$3.38
Cash distributions paid	$2.604	$2.403	$2.304
Financial highlights
Investment properties(3)	$2,733.6	$2,653.1	$2,592.4
Assets held for sale	$391.4	—	—
Cash and cash equivalents	$69.0	$246.2	$119.2
Total debt	$741.4	$657.4	$589.4
Diluted weighted average units outstanding	47.1	47.1	47.1
Property metrics(3)
Number of income-producing properties	84	92	98
GLA, square feet	29.1	29.6	30.5
Occupancy, by GLA	98.4%	99.4%	97.0%
Weighted average lease term, years	5.9	7.0	4.7

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
Explanations for specific changes in the annual financial data table above are as follows:

•
2017 — Net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated or expecting to vacate properties and $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees and the $5.9 million proxy contest expenses as this revenue and cost, respectively, is non-recurring and can be a source of variance between periods. The fair value gain on investment properties of $212.1 million was attributable to several factors, and, in particular, from i) the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale, ii) a compression in discount and terminal capitalization rates for certain modern warehouse and multi-purpose properties located in Canada, the United States and Europe and iii) favourable changes in leasing assumptions from new leases or renewals executed during 2017.
Granite REIT 2017 45

  •
  2016 — Net income attributable to unitholders, cash provided by operating activities and FFO included $11.9 million of redemption costs associated with the early redemption of debentures that were due to mature in October 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $11.9 million early redemption expense as this cost is non-recurring and can be a source of variance between periods. The fair value gain on investment properties of $175.9 million included the positive changes to leasing assumptions, which generally resulted in increased certainty and the extension of contractual cash flows, relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, concluded with Magna.

(3)
Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at December 31, 2017.

Quarterly Data 2017

(in millions, except as noted)	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017

Operating highlights(1)(2)
Revenue	$55.1	$55.0	$55.3	$57.2
NOI — cash basis(1)	$54.4	$54.2	$53.4	$56.2
Fair value gain (loss) on investment properties, net	$(7.3)	$17.2	$17.0	$185.2
Net income attributable to stapled unitholders	$30.2	$42.9	$51.0	$233.6
Cash provided by operating activities	$46.2	$33.8	$40.5	$38.2
FFO(1)	$39.6	$31.6	$40.4	$41.6
AFFO(1)	$40.3	$32.4	$40.1	$32.6
FFO payout ratio(1)	78%	82%	79%	75%
AFFO payout ratio(1)	76%	80%	80%	95%
Per unit amounts
Diluted FFO(1)	$0.84	$0.67	$0.85	$0.89
Diluted AFFO(1)	$0.86	$0.69	$0.85	$0.69
Cash distributions paid	$0.651	$0.651	$0.651	$0.651
Financial highlights
Investment properties(3)	$2,717.6	$2,758.0	$2,749.0	$2,733.6
Assets held for sale	—	—	—	$391.4
Cash and cash equivalents	$189.7	$196.5	$190.9	$69.0
Total debt	$650.5	$682.7	$691.5	$741.4
Diluted weighted average units outstanding	47.1	47.2	47.2	47.0
Property metrics(3)
Number of income-producing properties	92	92	92	84
GLA, square feet	30.1	30.2	30.2	29.1
Occupancy, by GLA	98.4%	98.1%	98.4%	98.4%
Weighted average lease term, years	6.9	6.7	6.6	5.9

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
Explanations for specific changes in the quarterly financial data table above are as follows:

•
Q4'17 — Fair value gain on investment properties of $185.2 million included the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale.

•
Q3'17 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated or expecting to vacate properties. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees as this revenue is non-recurring and can be a source of variance between periods.

•
Q2'17 — Net income attributable to unitholders, cash provided by operating activities and FFO included $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $5.9 million proxy contest expenses as this cost is non-recurring and can be a source of variance between periods.

(3)
Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at December 31, 2017.
46 Granite REIT 2017

Quarterly Data 2016

(in millions, except as noted)	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016

Operating highlights(1)(2)
Revenue	$56.4	$56.4	$56.3	$54.3
NOI — cash basis(1)	$55.8	$54.8	$55.0	$55.0
Fair value gain on investment properties, net	$8.7	$26.0	$135.0	$6.2
Net income attributable to stapled unitholders	$42.4	$57.2	$150.3	$29.4
Cash provided by operating activities	$48.9	$40.4	$40.7	$30.0
FFO(1)	$41.4	$39.9	$42.2	$26.2
AFFO(1)	$41.7	$38.1	$41.7	$27.8
FFO payout ratio(1)	67%	72%	68%	77%
AFFO payout ratio(1)	66%	75%	69%	74%
Per unit amounts
Diluted FFO(1)	$0.88	$0.84	$0.90	$0.56
Diluted AFFO(1)	$0.89	$0.81	$0.88	$0.59
Cash distributions paid	$0.576	$0.609	$0.609	$0.609
Financial highlights
Investment properties	$2,534.8	$2,511.3	$2,674.5	$2,653.1
Cash and cash equivalents	$143.4	$158.5	$175.2	$246.2
Total debt	$582.3	$561.8	$572.0	$657.4
Diluted weighted average units outstanding	47.0	47.1	47.1	47.1
Property metrics
Number of income-producing properties	96	94	92	92
GLA, square feet	30.4	29.9	29.5	29.6
Occupancy, by GLA	98.9%	99.1%	99.1%	99.4%
Weighted average lease term, years	4.7	5.4	7.2	7.0

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
Explanations for specific changes in the quarterly financial data table above are as follows:

•
Q4'16 — Net income attributable to unitholders, cash provided by operating activities and FFO included $11.9 million of redemption costs associated with the early redemption of debentures that were due to mature in October 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $11.9 million early redemption expense as this cost is non-recurring and can be a source of variance between periods.

•
Q3'16 — Fair value gain on investment properties of $135.0 million included the positive changes to leasing assumptions, which generally resulted in increased certainty and the extension of contractual cash flows, relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, concluded with Magna.

FORWARD-LOOKING STATEMENTS

This MD&A and accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and

Granite REIT 2017 47

forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities; Granite's ability to dispose of any non-core assets on satisfactory terms; the expected revenues from new leasing activity; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2017 dated March 1, 2018, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

48 Granite REIT 2017

Audited Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the year ended December 31, 2017

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively the "Trust") is responsible for the preparation and presentation of the combined financial statements and all information included in the 2017 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management's best judgement in the circumstances. Financial information as presented elsewhere in the 2017 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2017 and based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust's Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), has provided a SOX-related certification in connection with the Trust's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with National Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust's Audit Committees are appointed by their respective Boards and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors' Reports outline the nature of their examination and their opinion on the combined financial statements of the Trust and the effectiveness of the Trust's internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

Michael Forsayeth Chief Executive Officer	Ilias Konstantopoulos Chief Financial Officer

Toronto, Canada,
March 1, 2018

50 Granite REIT 2017

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

Opinion on the Combined Financial Statements

We have audited the accompanying combined financial statements of Granite REIT Inc. and Granite Real Estate Investment Trust and subsidiaries (collectively, the "Trust"), which comprise the combined balance sheets as at December 31, 2017 and December 31, 2016, the combined statements of income, comprehensive income, unitholders' equity and cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2018 expressed an unqualified opinion on the Trust's internal control over financial reporting.

Basis for Opinion

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Trust in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those

Granite REIT 2017 51

risk assessments, we consider internal control relevant to the Trust's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

March 1, 2018

We have served as the Trust's auditor since 2012.

52 Granite REIT 2017

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Granite REIT Inc. and Granite Real Estate Investment Trust and subsidiaries (collectively, the "Trust") as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the combined financial statements as of and for the year ended December 31, 2017, of the Trust and our report dated March 1, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion

The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Granite REIT 2017 53

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

March 1, 2018

54 Granite REIT 2017

Granite REIT Annual Report 2017

Combined Balance Sheets
(Canadian dollars in thousands)

As at December 31,	Note	2017	2016

ASSETS
Non-current assets:
Investment properties	4	$2,733,568	$2,653,095
Deferred tax assets	13(c)	5,742	6,399
Fixed assets, net		951	775
Other assets		666	714

		2,740,927	2,660,983
Current assets:
Assets held for sale	5	391,453	—
Accounts receivable		2,310	1,066
Income taxes receivable	13	180	381
Prepaid expenses and other	9	2,029	2,434
Restricted cash		515	563
Cash and cash equivalents	15(d)	69,019	246,215

Total assets		$3,206,433	$2,911,642

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	6(a)	$647,306	$646,768
Cross currency interest rate swaps	6(b)	61,466	10,641
Deferred tax liabilities	13(c)	244,052	238,251
Other liability	7	—	7,777

		952,824	903,437
Current liabilities:
Other liability	7	8,968	—
Deferred revenue	9	3,965	5,489
Bank indebtedness	8	32,552	—
Accounts payable and accrued liabilities	9	43,342	31,465
Distributions payable	10	10,647	10,226
Income taxes payable	13	16,273	11,289

Total liabilities		1,068,571	961,906

Equity:
Stapled unitholders' equity	11	2,136,614	1,948,207
Non-controlling interests	11	1,248	1,529

Total equity		2,137,862	1,949,736

Total liabilities and equity		$3,206,433	$2,911,642

Commitments and contingencies (note 20)
See accompanying notes

On behalf of the Boards:
/s/ Kelly Marshall Director/Trustee	/s/ Gerald J. Miller Director/Trustee
Granite REIT 2017 55

Granite REIT Annual Report 2017

Combined Statements of Income
(Canadian dollars in thousands)

Years ended December 31,	Note	2017	2016

Rental revenue and tenant recoveries		$221,031	$223,401
Lease termination and close-out fees		1,607	—

Revenue		222,638	223,401
Property operating costs	12(a)	9,300	7,638
General and administrative expenses	12(b)	26,066	27,960
Proxy contest expenses	12(c)	5,866	—
Depreciation and amortization		335	707
Interest expense and other financing costs, net	12(d)	19,471	19,587
Early redemption costs of unsecured debentures	6(c)	—	11,920
Foreign exchange losses (gains), net		572	(374)
Fair value gains on investment properties, net	4	(212,106)	(175,924)
Fair value losses on financial instruments	12(e)	823	1,150
Acquisition transaction costs	3	718	—
Loss on sale of investment properties	4, 5	427	2,420

Income before income taxes		371,166	328,317
Income tax expense	13	13,418	47,625

Net income		$357,748	$280,692

Net income attributable to:
Stapled unitholders		$357,702	$279,325
Non-controlling interests		46	1,367

		$357,748	$280,692

See accompanying notes

56 Granite REIT 2017

Granite REIT Annual Report 2017

Combined Statements of Comprehensive Income
(Canadian dollars in thousands)

Years ended December 31,	Note	2017	2016

Net income		$357,748	$280,692
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		17,825	(81,689)
Fair value gain (loss) on cross currency interest rate swaps(1)	6(b)	(51,213)	13,162
Net foreign exchange gain (loss) on net investment hedge, includes income taxes of nil(1)		(1,597)	1,451

Total other comprehensive loss		(34,985)	(67,076)

Comprehensive income		$322,763	$213,616

(1)
Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective (note 2(h)).

Comprehensive income attributable to:
Stapled unitholders	$322,534	$212,559
Non-controlling interests	229	1,057

Comprehensive income	$322,763	$213,616

See accompanying notes

Granite REIT 2017 57

Granite REIT Annual Report 2017

Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)

	Number of units (000s)				Accumulated other comprehensive income (loss)	Stapled unitholders' equity	Non- controlling interests
Year ended December 31, 2017		Stapled units	Contributed surplus	Deficit				Equity

As at January 1, 2017	47,123	$2,128,378	$61,425	$(395,330)	$153,734	$1,948,207	$1,529	$1,949,736
Net income	—	—	—	357,702	—	357,702	46	357,748
Other comprehensive income (loss)	—	—	—	—	(35,168)	(35,168)	183	(34,985)
Distributions	—	—	—	(123,058)	—	(123,058)	(510)	(123,568)
Units issued under the stapled unit plan	22	977	—	—	—	977	—	977
Units repurchased for cancellation	(242)	(10,895)	(1,151)	—	—	(12,046)	—	(12,046)

As at December 31, 2017	46,903	$2,118,460	$60,274	$(160,686)	$118,566	$2,136,614	$1,248	$2,137,862

Year ended December 31, 2016	Number of units (000s)		Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2016	47,017		$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787
Net income	—		—	—	279,325	—	279,325	1,367	280,692
Other comprehensive loss	—		—	—	—	(66,766)	(66,766)	(310)	(67,076)
Distributions	—		—	—	(114,293)	—	(114,293)	(461)	(114,754)
Acquisition of non-controlling interests (note 11)	—		—	—	(3,270)	—	(3,270)	(8,823)	(12,093)
Units issued on exercise of stapled unit options	50		2,084	—	—	—	2,084	—	2,084
Units issued under the stapled unit plan	56		2,097	—	—	—	2,097	—	2,097
Units repurchased for cancellation	—	(1)	(1)	—	—	—	(1)	—	(1)

As at December 31, 2016	47,123		$2,128,378	$61,425	$(395,330)	$153,734	$1,948,207	$1,529	$1,949,736

(1)
20 stapled units were repurchased

See accompanying notes

58 Granite REIT 2017

Granite REIT Annual Report 2017

Combined Statements of Cash Flows
(Canadian dollars in thousands)

Years ended December 31,	Note	2017	2016

OPERATING ACTIVITIES
Net income		$357,748	$280,692
Items not involving current cash flows	15(a)	(192,530)	(121,864)
Leasing commissions paid		(2,581)	(2,485)
Tenant incentives paid		(1,036)	(1,174)
Current income tax expense	13(a)	7,709	6,881
Income taxes paid	13(e)	(3,468)	(225)
Interest expense		18,151	17,792
Interest paid		(17,719)	(19,585)
Changes in working capital balances	15(b)	(7,597)	(41)

Cash provided by operating activities		158,677	159,991

INVESTING ACTIVITIES
Investment properties:
Business acquisition	3	(153,979)	—
Proceeds from disposals, net	4	—	39,594
Capital expenditures
— Maintenance or improvements		(10,736)	(2,063)
— Developments or expansions		(72,404)	(17,221)
Payment of contingent consideration	12(e)	—	(8,802)
Fixed asset additions		(553)	(225)
Decrease (increase) in other assets		(175)	496

Cash provided by (used in) investing activities		(237,847)	11,779

FINANCING ACTIVITIES
Distributions paid		(122,637)	(113,095)
Proceeds from unsecured debentures	6(a)	—	400,008
Repayment of unsecured debentures	6(c)	—	(200,000)
Proceeds from secured long-term debt		—	11,820
Repayments of secured long-term debt		—	(106,662)
Proceeds from bank indebtedness		121,097	96,595
Repayments of bank indebtedness		(90,142)	(114,521)
Financing costs paid		(1,000)	(1,505)
Termination of cross currency interest rate swap	6(c)	—	(1,657)
Acquisition of non-controlling interests	11	—	(12,093)
Distributions to non-controlling interests		(510)	(461)
Repurchase of stapled units		(12,046)	(1)
Proceeds from units issued		—	1,611

Cash used in financing activities		(105,238)	(39,961)

Effect of exchange rate changes on cash and cash equivalents		7,212	(4,749)

Net increase (decrease) in cash and cash equivalents during the year		(177,196)	127,060
Cash and cash equivalents, beginning of year		246,215	119,155

Cash and cash equivalents, end of year	15(d)	$69,019	$246,215

See accompanying notes

Granite REIT 2017 59

Granite REIT Annual Report 2017

Notes to Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, in addition to tenants from other industries.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 1, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below have been applied consistently to all periods presented in these combined financial statements.

(a)
Basis of Presentation and Statement of Compliance

  The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

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Granite REIT Annual Report 2017

(c)
Trust Units

  The stapled units are redeemable at the option of the holder and therefore are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation and are therefore presented as equity for purposes of that standard.

(d)
Investment Properties

  The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40, Investment Property. For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

  Income-Producing Properties

  The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(k)), tenant incentives and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

  When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs and the carrying amount of the property and is recognized in net income in the period of disposal.

  Properties Under Development

  The Trust's development properties are classified as such until the property is substantially completed and available for occupancy. The Trust capitalizes acquisition, development and expansion costs, including direct construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust's average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

  Properties under development are measured at fair value with appropriate estimates made for construction costs and timeline and related assumptions in order to determine the fair value of the property.

(e)
Business Combinations

  The Trust accounts for investment property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state for the purpose of providing a return to the unitholders. The Trust applies the acquisition method to

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Granite REIT Annual Report 2017

  account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

  The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

  Acquisition related costs are expensed as incurred.

  Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") in net income.

  Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration transferred is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)
Assets Held for Sale

  Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale, and it is highly probable to occur within one year.

(g)
Foreign Currency Translation

  The assets and liabilities of the Trust's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

  In preparing the financial statements of each entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

  •
  The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks are recognized in other comprehensive income;

  •
  Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income; and

  •
  Exchange differences on foreign currency borrowings related to capitalized interest for assets under construction.
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(h)
Financial Instruments and Hedging

  Financial assets

  The Trust classifies its financial assets upon initial recognition as fair value through profit or loss ("FVTPL"), held to maturity, loans and receivables or available for sale.

  Loans and receivables, which include accounts receivable, cash and cash equivalents, restricted cash and certain other assets, are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment. A provision for impairment is recognized when there is objective evidence that collection may not be possible under the original terms of the contract. Indicators of impairment include default on payments and significant financial difficulty of the tenant or counterparty. The carrying amount of the asset is reduced through a provision account, and the amount of the loss is recognized in net income. Bad debt write-offs occur when the Trust determines collection is unlikely. Any subsequent recoveries of amounts previously written off are credited against general and administrative expenses in net income. Accounts receivable that are more than one month past due are not considered impaired unless there is evidence that collection is not possible.

  The Trust does not currently have any financial assets classified as held to maturity or available for sale.

  Financial liabilities

  The Trust classifies its financial liabilities upon initial recognition as FVTPL or other financial liabilities. Other financial liabilities, which include unsecured debentures, bank indebtedness, accounts payable and accrued liabilities, distributions payable and certain other liabilities, are measured at amortized cost. The Trust's policy for the treatment of financing costs related to the issuance of long-term debt is to present debt instruments on the balance sheet net of the related financing costs, with the net balance accreting to the face value of the debt over its term following the effective interest method. The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility on a straight-line basis.

  Derivatives and Hedging

  Derivative instruments, including the cross currency interest rate swaps and foreign exchange forward contracts, are recorded in the combined balance sheet at fair value including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the statement of income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(i)
Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition. In accordance with IAS 7, Statement of Cash Flows, also recognized in cash equivalents may be short-term investments with original maturities

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  longer than three months but less than six months since they can be readily converted into known amounts of cash and are subject to an insignificant risk of changes in value.

  Restricted cash represents segregated cash accounts for a specific purpose and cannot be used for general corporate purposes.

(j)
Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

(k)
Revenue Recognition

  Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust's rental properties have been transferred to its tenants, the Trust's leases are accounted for as finance leases. All of the Trust's current leases (the "Leases") are operating leases.

  The majority of the Leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and non-structural repairs and maintenance. Revenues and operating expenses for these Leases do not include any amounts related to operating costs paid directly by such lessees. The remaining Leases generate rental revenue that includes the recovery of operating costs.

  The Leases may provide for either scheduled fixed rent changes or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent changes exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. In addition, cash allowances provided to tenants are recognized in income evenly on a straight-line basis over the term of the lease.

(l)
Unit-Based Compensation Plans

  Incentive Stock Option Plan

  Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. A liability was recognized for outstanding options based upon the fair value as the Trust is an open-ended trust making its units redeemable. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

  Executive Deferred Stapled Unit Plan

  The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for executive deferred stapled units granted under the plan is recognized as general and administrative expenses with a corresponding liability recognized based on the fair value of the Trust's stapled units as the Trust is an open-ended trust making its units redeemable. During the period in which the executive deferred stapled units are outstanding, the

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  liability is adjusted for changes in the market value of the Trust's stapled unit, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

  Director/Trustee Deferred Share Unit Plan

  The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur.

(m)
Income Taxes

  Operations in Canada

  Granite qualifies as a mutual fund trust under the Income Tax Act (Canada) (the "Act") and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

  The Trust's qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties. Current income tax related to certain taxable Canadian entities is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Operations in the United States

  The Trust's investment property operations in the United States are conducted in a qualifying United States REIT ("US REIT") for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

  As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

  Operations in Europe

  The Trust consolidates certain entities that continue to be subject to income tax.

  Income taxes for taxable entities in Europe, as well as other entities in Canada or the United States subject to tax, are recorded as follows:

  Current Income Tax

  The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Deferred Income Tax

  Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported in the combined financial statements. Deferred income tax is measured using tax rates and laws that are enacted and substantively enacted as

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  at each balance sheet date which are expected to apply when the temporary differences are expected to reverse. Deferred income tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary difference can be utilized.

  Each of the current and deferred tax assets and liabilities are offset when they are levied by the same taxation authorities on either the same taxable entities, or different taxable entities within the same reporting group that settle on a net basis, and when there is a legal right to offset.

(n)
Significant Accounting Judgments, Estimates and Assumptions

  The preparation of these combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting periods.

  Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

  Judgments

  The following are the critical judgments that have been made in applying the Trust's accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

    Leases

    The Trust's policy for revenue recognition is described in note 2(k). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

    Investment properties

    The Trust's policy relating to investment properties is described in note 2(d). In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

    Income taxes

    The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

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  Estimates and Assumptions

  The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following:

    Valuation of investment properties

    The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 for further information on the estimates and assumptions made by management.

    Fair value of financial instruments

    Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

    Income taxes

    The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

    The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

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(o)
Future Accounting Policy Changes

  IFRS 9, Financial Instruments

  In July 2014, the IASB issued IFRS 9, Financial Instruments ("IFRS 9") which replaces IAS 39, Financial Instruments: Recognition and Measurement effective January 1, 2018. IFRS 9 provides new guidance on the classification and measurement, impairment and hedge accounting for financial instruments in addition to clarification for the treatment of modifications of financial liabilities. IFRS 9 is required to be adopted retrospectively with certain available transition provisions which allow the Trust to elect not to restate prior period comparative information.

  The Trust is in the final stages of its evaluation of the impact of this standard on its combined financial statements. The Trust will adopt IFRS 9 for the annual period beginning January 1, 2018, however, this standard is not expected to have any significant impact on the combined financial statements.

Classification and measurement:

  IFRS 9 requires a new approach for the classification and measurement of financial assets based on the Trust's business models for managing these financial assets and their contractual cash flow characteristics. This approach is summarized as follows:

  •
  Assets held for the purpose of collecting contractual cash flows that solely represent payments of principal and interest will be measured at amortized cost.

  •
  Assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows solely represent payments of principal and interest will be measured at fair value through other comprehensive income ("FVTOCI").

  •
  Assets held within another business model or assets that do not have contractual cash flow characteristics that are solely payments of principal and interest will be measured at fair value through profit or loss ("FVTPL").

  The Trust has completed its review of all financial instruments held and has performed cash flow and business model assessments on the Trust's financial assets, and the expected impact is summarized as follows:

  •
  The Trust's cash and cash equivalents, restricted cash, accounts receivable, and long-term receivables currently measured at amortized costs will continue to be measured at amortized cost.

  •
  The Trust's derivative asset and liability instruments will continue to be measured at FVTPL.

Impairment:

  IFRS 9 introduces a new expected credit loss ("ECL") impairment model for all financial assets measured at amortized cost or debt instruments measured at FVTOCI. The new ECL model will result in an allowance for expected credit losses being recorded regardless of whether there has been an actual loss event.

  The ECL model is forward-looking and requires the use of a reasonable and supportable forecast of future conditions in the determination of whether there has been a significant increase in credit risk since the origination of the financial instrument. The Trust continues to refine certain aspects of the expected credit loss modelling process leading up to its March 31, 2018 first quarter reporting, and the expected impact is summarized as follows:

  •
  The Trust does not expect to record a material ECL allowance against loans and notes receivable as historical experience of loss on these balances is insignificant and based on the assessment of
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    forward looking information no significant increases in expected losses are expected. The Trust will continue to assess the valuation of these instruments.

  •
  The Trust does not expect to record a material ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

Hedge accounting:

  IFRS 9 also introduces a new hedge accounting model that expands the scope of hedge items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it will provide for more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

Financial Liabilities:

  Generally, IFRS 9 does not introduce changes to the classification of financial liabilities. The Trust will continue to measure its financial liabilities at amortized cost.

  In regards to term modifications for financial liabilities, IFRS 9 requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability is recognized in profit or loss.

IFRS 15, Revenue from Contracts with Customers

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which replaces IAS 18, Revenue and IAS 11, Construction Contracts effective January 1, 2018. The objective of IFRS 15 is to establish the principles that the Trust will apply to report useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The Trust is currently evaluating the adoption method for applying the new standard to prior periods.

  The Trust is in the final stages of its evaluation of the impact of this standard on its combined financial statements. As the Trust's most material revenue stream of rental revenue is outside the scope of the new standard, the adoption of the new standard is not expected to have a material impact on the combined statements of income and comprehensive income. The Trust has concluded that the pattern of revenue recognition will remain unchanged. However, the Trust will be required to disclose the separate components of each revenue stream, including those included within gross leases, to the combined financial statements. Further, in respect of the Trust's net leases where the tenant is responsible for direct payment of both property taxes and insurance, because the Trust is the beneficiary, the amounts of expense and related revenue for these amounts will be presented on a gross basis in the statement of income and comprehensive income. There is no impact to net income or unitholders equity. In addition, no impact to the combined statement of cash flow is expected from adoption.

IFRS 16, Leases

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls

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  the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land that is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria. A right-of-use asset addition and obligation liability will be recorded for these lease obligations as well.

IFRS 2, Share-based Payment

  In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018. The Trust does not believe there will be a significant impact on the combined financial statements from adopting this standard.

IFRIC 23, Uncertainty over Income Tax Treatments

  In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual reporting periods beginning on or after January 1, 2019. The Trust is currently assessing the impact of IFRIC 23 on its combined financial statements.

IAS 40, Investment Properties

  On December 8, 2016, the IASB issued an amendment to IAS 40, Investment Properties that requires an asset to be transferred to or from investment property only when there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. Granite will adopt these amendments and clarifications in its combined financial statements for the annual period beginning on January 1, 2018.

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3. ACQUISITION

On October 6, 2017, the Trust acquired three income-producing properties in the United States. The following table summarizes the consideration paid for the acquisition and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Total

Purchase consideration:
Cash sourced from credit facility	$117,227
Cash on hand	36,752

Total cash consideration paid	$153,979

Recognized amounts of identifiable assets acquired and liabilities assumed measured at their respective fair values:
Investment properties	$154,726
Working capital	(747)

Total identifiable net assets	$153,979

From the date of acquisition, the Trust recognized revenue of $2.8 million and net income of $1.6 million related to the aforementioned acquisition. Had this acquisition occurred on January 1, 2017, the Trust would have recognized approximately $10.4 million (pro-forma) of revenue and $7.0 million (pro-forma) of net income during the year ended December 31, 2017. The Trust incurred legal and advisory costs of $0.5 million associated with the acquisition, which are included in acquisition transaction costs in the combined statements of income. The Trust incurred an additional $0.2 million of costs related to pursuing other acquisition opportunities. These costs are also included in acquisition transaction costs in the combined statements of income.

4. INVESTMENT PROPERTIES

As at December 31,	2017	2016

Income-Producing Properties	$2,714,684	$2,646,292
Land Held For Development	18,884	6,803

	$2,733,568	$2,653,095

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Changes in investment properties are shown in the following table:

Years ended December 31,	2017			2016

	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development

Balance, beginning of year	$2,646,292	$—	$6,803	$2,576,562	$8,651	$7,173
Additions
— Capital expenditures:
Maintenance or improvements	21,065	—	—	2,089	—	—
Developments or expansions	72,774	—	—	8,224	5,826	—
— Acquisition (note 3)	154,726	—	—	—	—	—
— Transfer to land held for development	(12,076)	—	12,076	—	—	—
— Completed projects	—	—	—	13,685	(13,685)	—
— Leasing commissions	3,573	—	—	2,058	—	—
— Tenant incentives	803	—	—	1,458	—	—
Fair value gains, net	212,106	—	—	175,924	—	—
Foreign currency translation, net	12,800	—	5	(89,096)	(792)	(370)
Disposals	—	—	—	(42,014)	—	—
Amortization of straight-line rent	(1,101)	—	—	371	—	—
Amortization of tenant incentives	(5,410)	—	—	(5,229)	—	—
Other changes	585	—	—	2,260	—	—
Classified as assets held for sale (note 5)	(391,453)	—	—	—	—	—

Balance, end of year	$2,714,684	$—	$18,884	$2,646,292	$—	$6,803

During the year ended December 31, 2017, the Trust incurred $0.4 million of costs associated with 10 properties held for sale and disposed of in January 2018 (note 5) which are included in loss on sale of investment properties on the combined statements of income. During the year ended December 31, 2016, the Trust disposed of seven income-producing properties located in the United States, Austria and Germany for aggregate gross proceeds of $42.0 million and incurred a $2.4 million loss on disposal due to the associated selling costs. The fair value gains during the year ended December 31, 2016, excluding properties sold in the year, was $170.7 million.

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the

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properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the year.

The Trust's internal valuation team consists of individuals knowledgeable and experienced in fair value techniques for investment properties. On a quarterly basis, the fair values of the investment properties are updated by the Trust's internal valuation team for current leasing and market assumptions, utilizing market discount and terminal capitalization rates as provided by independent real estate appraisal firms with representation and expertise in the various jurisdictions in which Granite's investment properties are located. The resulting changes in fair values are analyzed at each reporting date with the internal valuation team presenting a report to senior management that explains the fair value movements. This report and the results of the updated valuations and processes are formally reviewed by and discussed with senior management quarterly. For all investment properties, the current use equates to the highest and best use.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at December 31,	2017(1)			2016

	Maximum	Minimum	Weighted average(2)	Maximum	Minimum	Weighted average(2)

Canada
Discount rate	8.25%	6.50%	6.84%	8.25%	6.50%	7.17%
Terminal capitalization rate	8.00%	5.75%	6.17%	8.00%	5.75%	6.68%
United States
Discount rate	11.00%	6.25%	7.68%	10.75%	6.25%	7.88%
Terminal capitalization rate	10.75%	5.75%	7.30%	11.25%	5.75%	7.69%
Germany
Discount rate	9.00%	6.50%	7.89%	9.00%	7.00%	8.03%
Terminal capitalization rate	9.50%	5.75%	7.91%	9.50%	5.75%	8.06%
Austria
Discount rate	10.00%	7.75%	8.05%	9.00%	8.00%	8.33%
Terminal capitalization rate	9.50%	8.25%	8.53%	9.50%	8.50%	8.83%
Netherlands
Discount rate	7.00%	6.25%	6.62%	7.50%	6.85%	7.09%
Terminal capitalization rate	7.30%	7.05%	7.17%	7.30%	7.15%	7.23%
Other
Discount rate	9.85%	7.25%	8.62%	10.00%	9.00%	9.69%
Terminal capitalization rate	10.00%	6.75%	8.39%	10.50%	7.35%	9.79%
Total
Discount rate	11.00%	6.25%	7.59%	10.75%	6.25%	7.80%
Terminal capitalization rate	10.75%	5.75%	7.48%	11.25%	5.75%	7.74%

(1)
Excludes properties held for sale (note 5).
(2)
Weighted based on income-producing property fair value.
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The table below summarizes the sensitivity of the fair value of investment properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value

+50 basis points	$2,640,364	$(93,204)	$2,648,843	$(84,725)
+25 basis points	2,686,415	(47,153)	2,690,533	(43,035)
Base rate	2,733,568	—	2,733,568	—
–25 basis points	2,781,853	48,285	2,783,184	49,616
–50 basis points	2,831,301	97,733	2,834,883	101,315

Included in investment properties is $9.8 million (2016 — $11.3 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 20).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases (excluding properties held for sale) are as follows:

Not later than 1 year	$202,293
Later than 1 year and not later than 5 years	655,288
Later than 5 years	538,202

$1,395,783

5. ASSETS HELD FOR SALE

At December 31, 2017, 10 investment properties located in Canada and the United States were classified as assets held for sale. On January 30, 2018, the income-producing property in Bowling Green, Kentucky, and two income-producing properties in St. Thomas, Ontario were sold for gross proceeds of approximately $328 million (US$ 262.3 million). On January 31, 2018, seven income-producing properties in Newmarket, Ontario were sold for gross proceeds of $63.0 million.

During the year ended December 31, 2017, Granite incurred $0.4 million of legal and advisory costs associated with the planned disposal of the investment properties held for sale which is included in loss on sale of investment properties on the combined statements of income.

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6. UNSECURED DEBENTURES, NET AND CROSS CURRENCY INTEREST RATE SWAPS
(a)
Unsecured Debentures, Net

As at December 31,		2017		2016

	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding

3.788% Debentures	July 5, 2021	$249,201	$250,000	$248,979	$250,000
3.873% Debentures	November 30, 2023	398,105	400,000	397,789	400,000

		$647,306	$650,000	$646,768	$650,000

  3.788% Debentures

  On July 3, 2014, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of Granite, issued at par $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The unamortized portion of the $1.6 million of expenses incurred in connection with the issuance of the 2021 Debentures is presented as a reduction of the carrying amount of the 2021 Debentures.

  The 2021 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2021 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2021 Debenture, a price equal to which, if the 2021 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 46.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of July 5, 2021. Granite also has the option to redeem the 2021 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of July 5, 2021.

  3.873% Debentures

  On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures") at a nominal premium. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The unamortized portion of the $2.2 million of expenses incurred in connection with the issuance of the 2023 Debentures is presented as a reduction of the carrying amount of the 2023 Debentures.

  The 2023 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2023 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2023 Debenture, a price equal to which, if the 2023 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 62.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of November 30, 2023. Granite also has the option to redeem the 2023 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of November 30, 2023.

  The 2021 Debentures and 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

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(b)
Cross Currency Interest Rate Swaps

As at December 31,	2017	2016

Financial liability
2021 Cross Currency Interest Rate Swap — fair value	$19,429	$443
2023 Cross Currency Interest Rate Swap — fair value	42,037	10,198

	$61,466	$10,641

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the 2021 Debentures for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million for $250.0 million on July 5, 2021.

  On December 20, 2016, the Trust entered into a cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million for $400.0 million on November 30, 2023.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the year ended December 31, 2017, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income (loss). The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

(c)
Redemption of Debentures

  On December 21, 2016, Granite LP redeemed all of the $200.0 million aggregate principal amount outstanding of 4.613% Series 1 senior debentures due October 2, 2018 (the "2018 Debentures") for an aggregate redemption price of $213.2 million, which included accrued and unpaid interest to December 21, 2016 of $2.0 million. In the year ended December 31, 2016, the Trust recorded early redemption costs of $11.9 million, consisting of a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs.

  Due to the early redemption of the 2018 Debentures, the Trust settled the associated cross currency interest rate swap with a payment of $1.2 million that included $1.7 million related to the fair value of the principal proceeds less $0.5 million of interest rate swap savings.

7. OTHER LIABILITY

As at December 31, 2017, the other liability consists of a tenant allowance payable of $9.0 million (2016 — $7.8 million). This tenant allowance payable of €6.0 million is due in 2018 and relates to a 2014 lease extension at the Eurostar facility in Graz, Austria. The payable of €6.0 million was discounted and is being accreted to its face value through a charge to interest expense. During the year ended December 31, 2017, the liability increased by the accretion charge of $0.7 million and foreign exchange translation of $0.5 million. On February 2, 2018, the €6.0 million allowance was paid to the tenant.

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8. BANK INDEBTEDNESS

As at December 31, 2017, Granite LP had an unsecured senior revolving credit facility in the amount of $250.0 million that was available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit (the "Credit Facility"). Interest on drawn amounts was calculated based on an applicable margin determined by the Trust's external credit rating. The Credit Facility was guaranteed by Granite REIT and Granite GP and would have matured on February 1, 2019 had Granite LP not entered into a new credit facility as noted below. At December 31, 2017, Granite LP had $32.6 million (US$ 26.0 million) (2016 — nil) drawn under the Credit Facility and $0.2 million (2016 — $0.2 million) in letters of credit issued against the Credit Facility.

Subsequent to December 31, 2017, Granite LP entered into a new unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The new facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. The new facility is guaranteed by Granite REIT and Granite GP.

9. CURRENT ASSETS AND CURRENT LIABILITIES

Prepaid Expenses and Other

As at December 31, 2017, prepaid expenses and other assets primarily includes unrealized gains on foreign exchange forward contracts of $0.7 million (2016 — $1.5 million), and prepaid insurance premiums of $0.6 million (2016 — $0.5 million).

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Accounts Payable and Accrued Liabilities

As at December 31,	2017	2016

Accounts payable	$5,676	$5,660
Accrued salaries, incentives and severance	4,304	5,161
Accrued interest payable	6,016	5,201
Accrued construction payable	12,622	1,922
Accrued professional fees	2,434	2,283
Accrued employee unit-based compensation	3,416	1,474
Accrued trustee/director unit-based compensation	1,367	6,568
Accrued property operating costs	3,110	499
Other accrued liabilities	4,397	2,697

	$43,342	$31,465

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10. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the year ended December 31, 2017 were $123.1 million (2016 — $114.3 million) or $2.61 per stapled unit (2016 — $2.43 per stapled unit). Distributions payable at December 31, 2017 of $10.6 million, representing the December 2017 distribution, were paid on January 16, 2018. The distribution declared in January 2018 in the amount of $10.6 million was paid on February 15, 2018 and the distribution declared in February 2018 of $10.5 million will be paid on March 15, 2018.

11. EQUITY

Stapled Unitholders' Equity

(a)
Stapled Units

  The stapled units consist of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP's authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)
Unit-Based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. As at December 31, 2017 and December 31, 2016, there were no options outstanding under this plan. No options have been granted since August 2010.

  Director/Trustee Deferred Share Unit Plan

  Effective November 3, 2003, Granite Co. established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each non-employee director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. In connection with the REIT conversion (note 1), effective January 3, 2013, the DSP was amended to entitle the holder to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit of the Trust. In addition, effective January 3, 2013, a new deferred share unit plan (the "new DSP") was established by Granite GP whereby each non-employee director/trustee is entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration) as deferred share units, which entitles them to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit.

  The amounts deferred under the DSP and new DSP plans are reflected by notional deferred share units ("DSUs") whose value at the time that the particular payment to the director is determined reflects the fair market value of the Granite Co. preferred shares. The value of a DSU thus appreciates or depreciates with changes in the market price of the stapled units. The DSP and new DSP also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSP and new DSP, when a director or trustee leaves the Board, the director or trustee receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP and new DSP for directors or trustees to receive stapled units in exchange for DSUs.

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  A reconciliation of the changes in the DSUs outstanding is presented below:

	2017		2016
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

DSUs outstanding, January 1	147	$35.43	135	$35.51
Granted	23	48.75	28	40.27
Settled	(142)	50.81	(16)	44.44

DSUs outstanding, December 31	28	$41.88	147	$35.43

  Executive Deferred Stapled Unit Plan

  The Executive Share Unit Plan (the "Stapled Unit Plan") is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the "Participants"). The maximum number of stapled units which may be issued pursuant to the Stapled Unit Plan is 1.0 million. The Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation, Governance and Nominating Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation, Governance and Nominating Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed or otherwise required by the Stapled Unit Plan, settled within 60 days following vesting.

  A reconciliation of the changes in stapled units outstanding under the Stapled Unit Plan is presented below:

	2017		2016
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

Stapled units outstanding, January 1	82	$42.34	72	$41.03
New grants	49	45.81	67	40.61
Forfeited(1)	(3)	45.23	—	37.33
Settled(2)	(22)	45.36	(57)	38.24

Stapled units outstanding, December 31	106	$43.32	82	$42.34

  (1)
  Three thousand stapled units (2016 — 198 stapled units) were forfeited during the year ended December 31, 2017.
  (2)
  22 thousand stapled units (2016 — 57 thousand stapled units) were settled during the year ended December 31, 2017.
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  The Trust's unit-based compensation expense recognized in general and administrative expenses was:

Years ended December 31,	2017	2016

DSPs for trustees/directors	$2,001	$2,078
Stapled Unit Plan for employees	2,911	1,330
Option Plan	—	274

Unit-based compensation expense	$4,912	$3,682

Fair value remeasurement expense included in the above	$1,237	$1,361

(c)
Normal Course Issuer Bid

  On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. As at December 31, 2017, Granite has repurchased 241,034 stapled units for consideration of $12.0 million. The $1.2 million difference between the repurchase price and the average cost of the stapled units was charged to contributed surplus. An additional 891,440 units for consideration of $43.9 million were repurchased subsequent to the year-end and as of March 1, 2018.

(d)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at December 31,	2017	2016

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$183,729	$167,684
Fair value losses on derivatives designated as net investment hedges	(65,163)	(13,950)

	$118,566	$153,734

  (1)
  Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

Non-Controlling Interests

On November 17, 2016, the Trust acquired the remaining 10% interest in DGI LS, LLC, DGI Berks, LP and DGI Shepherdsville, LLC as well as the remaining 5% interest in DGI Portland, LLC for cash consideration totaling $12.1 million (US$ 9.0 million) which resulted in a 100% ownership interest in each of these subsidiaries.

A change in the Trust's ownership interest in a subsidiary that does not result in a loss of control is recorded as an equity transaction. As a result of the above mentioned acquisitions, $3.3 million (US$ 2.4 million) was recorded in Deficit, representing the difference between the total consideration paid of $12.1 million (US$ 9.0 million) and the $8.8 million (US$ 6.6 million) carrying value of the non-controlling interests which were derecognized on November 17, 2016.

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12. COSTS AND EXPENSES (INCOME)
(a)
Property operating costs consist of:

Years ended December 31,	2017	2016

Non-recoverable from tenants:
Property taxes and utilities	$1,035	$747
Legal	324	348
Consulting	379	482
Environmental and appraisals	708	477
Repairs and maintenance	659	465
Ground rents	628	628
Other	653	660

	4,386	3,807

Recoverable from tenants:
Property taxes and utilities	2,644	2,209
Repairs and maintenance	749	531
Property management fees	741	592
Other	780	499

	4,914	3,831

Property operating costs	$9,300	$7,638

(b)
General and administrative expenses consist of:

Years ended December 31,	2017	2016

Salaries and benefits	$12,113	$13,332
Audit, legal and consulting	3,382	4,807
Trustee/director fees and related expenses	1,438	1,673
Unit-based compensation including distributions and revaluations	4,017	2,921
Other public entity costs	1,687	1,564
Office rents	901	905
Other	2,528	2,758

	$26,066	$27,960

(c)
Proxy contest expenses

  In connection with the proxy contest that preceded the June 2017 annual general meeting ("AGM"), Granite incurred $5.9 million of expenses in the year ended December 31, 2017. Included in the proxy contest expenses are legal, advisory and proxy solicitation costs incurred directly by Granite and a $2.0 million reimbursement of out-of-pocket fees and expenses incurred by Front Four Capital Group and Sandpiper Group regarding matters relating to the AGM. Sandpiper Group received $0.7 million of the reimbursement. An individual affiliated with Sandpiper Group is a related party of Granite by virtue of becoming a director of Granite GP and a trustee of Granite REIT.

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(d)
Interest expense and other financing costs, net consist of:

Years ended December 31,	2017	2016

Interest and amortized issuance costs relating to debentures	$17,416	$14,800
Interest on mortgages payable and construction loans	—	3,057
Amortization of deferred financing costs	219	193
Other interest and accretion charges	2,376	1,946

	20,011	19,996
Capitalized interest	—	(91)
Interest income	(540)	(318)

	$19,471	$19,587

(e)
Fair value losses (gains) on financial instruments consist of:

Years ended December 31,	2017	2016

Foreign exchange forward contracts, net	$823	$(2,394)
Interest rate caps	—	79
Contingent consideration	—	3,465

	$823	$1,150

  Contingent consideration was recognized in connection with acquisitions completed in 2013. During 2016, with the properties fully leased and the increases in the fair value of the properties acquired, the contingent consideration obligation was increased by $3.5 million to reflect these changes in the valuation assumptions. Concurrent with the acquisition of the non-controlling interests in November 2016 (note 11), the contingent consideration recognized of $8.8 million (US$ 6.6 million) was paid.

13. INCOME TAXES
(a)
The major components of the income tax expense are:

Years ended December 31,	2017	2016

Current income tax:
Current taxes	$6,503	$7,873
Current taxes referring to previous periods	228	(1,686)
Withholding taxes and other	978	694

	$7,709	$6,881

Deferred income tax:
Origination and reversal of temporary differences	$42,250	$39,774
Impact of changes in tax rates	(35,047)	(55)
Withholding taxes on profits of subsidiaries	(629)	120
Other	(865)	905

	$5,709	$40,744

Income tax expense	$13,418	$47,625

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  For the year ended December 31, 2017, there was no current tax expense associated with property dispositions. For the year ended December 31, 2016, current tax expense includes $2.3 million of expense associated with the disposition of properties in Germany and the United States and a $1.0 million current tax recovery associated with the disposition of a property in Austria.

(b)
The effective income tax rate reported in the combined statements of income varies from the Canadian statutory rate for the following reasons:

Years ended December 31,	2017	2016

Income before income taxes	$371,166	$328,317

Expected income taxes at the Canadian statutory tax rate of 26.5% (2016 — 26.5%)	$98,359	$87,004
Income distributed and taxable to unitholders	(50,005)	(53,039)
Net foreign rate differentials	(3,708)	9,152
Net change in provisions for uncertain tax positions	1,762	825
Net permanent differences	1,947	2,229
Net effect of change in tax rates	(35,047)	(55)
Withholding taxes and other	110	1,509

Income tax expense	$13,418	$47,625

  On December 22, 2017, the US tax legislation commonly known as the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. Recognition of the tax effects of the Tax Act is required in the interim and annual periods that include December 22, 2017. The key impact of the Tax Act that affects the Trust's year ended December 31, 2017 was a change in the federal corporate tax rate to 21% compared to a maximum of 35%.

  As a result of the reduction in the federal corporate tax rate to 21% under the Tax Act, the Trust's deferred tax liability was reduced by $35.0 million for the year ended December 31, 2017.

(c)
Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2017	2016

Deferred tax assets:
Investment properties	$11	$1,249
Eligible capital expenditures	2,625	2,822
Other	3,106	2,328

Deferred tax assets	$5,742	$6,399

Deferred tax liabilities:
Investment properties	$243,357	$237,159
Withholding tax on undistributed subsidiary profits	512	1,092
Other	183	—

Deferred tax liabilities	$244,052	$238,251

(d)
Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2017	2016

Balance, beginning of year	$231,852	$200,190
Deferred tax expense recognized in net income	5,709	40,744
Foreign currency translation of deferred tax balances	749	(9,082)

Net deferred tax liabilities, end of year	$238,310	$231,852

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(e)
Net cash payments of income taxes amounted to a payment of $3.5 million for the year ended December 31, 2017 (2016 — $0.2 million) which included $1.0 million of withholding taxes paid (2016 — $0.7 million).

(f)
The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income tax expense and deferred income tax assets and liabilities in each of the Trust's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on all the available evidence, determining if a provision is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions ("unrecognized tax benefits") taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

  As at December 31, 2017, the Trust had $12.0 million (2016 — $10.1 million) of unrecognized income tax benefits, (including $0.2 million (2016 — $0.2 million) related to accrued interest and penalties), all of which could ultimately reduce the Trust's effective tax rate should these tax benefits become recognized. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to tax examinations and that any resolution will not have a material effect on the combined financial position, results of operations or cash flows. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2017	2016

Unrecognized tax benefits balance, beginning of year	$10,143	$11,883
Decreases for tax positions of prior years	(416)	(3,066)
Increases for tax positions of current year	1,727	1,979
Foreign currency impact	581	(653)

Unrecognized tax benefits balance, end of year	$12,035	$10,143

  It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2017, could decrease in the next 12 months. The quantum of the decrease could range between a nominal amount and $0.4 million (2016 — a nominal amount and $1.9 million) and relates primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations. For the year ended December 31, 2017, $0.1 million of interest and penalties was recorded (2016 — $0.1 million) as part of the provision for income taxes in the combined statements of income.

  As at December 31, 2017, the following tax years remained subject to examination:

Major Jurisdictions

Canada	2012 through 2017
United States	2014 through 2017
Mexico	2011 through 2017
Austria	2013 through 2017
Germany	2012 through 2017
Netherlands	2013 through 2017

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  As at December 31, 2017, the Trust had approximately $327.8 million of Canadian capital loss carryforwards that do not expire and other losses and deductible temporary differences in various tax jurisdictions of approximately $25.2 million. The Trust believes it is not probable that these tax assets can be realized; and accordingly, no related deferred tax asset was recognized at December 31, 2017.

14. SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the Chief Executive Officer. The following tables present certain information with respect to geographic segmentation:

Revenue

Years ended December 31,	2017	2016

Canada	$58,484	$62,733
United States	66,774	63,515
Austria	60,328	60,285
Germany	22,271	23,091
Netherlands	9,577	9,515
Other Europe	5,204	4,262

	$222,638	$223,401

For the year ended December 31, 2017, revenue from Magna comprised approximately 74% (2016 — 76%) of the Trust's total revenue.

Investment properties

As at December 31,	2017	2016

Canada	$621,003	$763,701
United States	874,499	779,196
Austria	780,030	699,001
Germany	265,734	242,467
Netherlands	127,807	118,123
Other Europe	64,495	50,607

	$2,733,568	$2,653,095

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15. DETAILS OF CASH FLOWS
(a)
Items not involving current cash flows are shown in the following table:

Years ended December 31,	2017	2016

Straight-line rent amortization	$1,101	$(371)
Tenant incentive amortization	5,410	5,236
Unit-based compensation expense (note 11(b))	4,912	3,682
Fair value gains on investment properties	(212,106)	(175,924)
Depreciation and amortization	335	707
Fair value losses on financial instruments	823	1,150
Loss on sale of investment properties	427	2,420
Amortization of issuance costs relating to debentures	542	1,749
Amortization of deferred financing costs	219	193
Deferred income taxes	5,709	40,744
Other	98	(1,450)

	$(192,530)	$(121,864)

(b)
Changes in working capital balances are shown in the following table:

Years ended December 31,	2017	2016

Accounts receivable	$(1,191)	$2,723
Prepaid expenses and other	(362)	333
Accounts payable and accrued liabilities	(4,681)	(2,448)
Deferred revenue	(1,411)	(1,376)
Restricted cash	48	727

	$(7,597)	$(41)

(c)
Non-cash financing activities

  During the year ended December 31, 2017, 22 thousand stapled units (2016 — 56 thousand stapled units) with a value of $1.0 million (2016 — $2.1 million) were issued under the Stapled Unit Plan.

(d)
Cash and cash equivalents consists of:

Years ended December 31,	2017	2016

Cash	$55,608	$109,414
Short-term deposits	13,411	136,801

	$69,019	$246,215

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16. FAIR VALUE AND RISK MANAGEMENT
(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2017:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total

Measurement basis	Fair value		Amortized cost		Fair value	Carrying Value	Fair Value

Financial assets
Other assets	$—		$455	(1)	$455	$455	$455
Accounts receivable	—		2,310		2,310	2,310	2,310
Prepaid expenses and other	705	(2)	—		—	705	705
Restricted cash	—		515		515	515	515
Cash and cash equivalents	—		69,019		69,019	69,019	69,019

	$705		$72,299		$72,299	$73,004	$73,004

Financial liabilities
Unsecured debentures, net	$—		$647,306		$655,035	$647,306	$655,035
Cross currency interest rate swaps	61,466		—		—	61,466	61,466
Other liability	8,968		—		—	8,968	8,968
Bank indebtedness	—		32,552		32,552	32,552	32,552
Accounts payable and accrued liabilities	42	(3)	43,300		43,300	43,342	43,342
Distributions payable	—		10,647		10,647	10,647	10,647

	$70,476		$733,805		$741,534	$804,281	$812,010

  (1)
  Long-term receivables included in other assets.
  (2)
  Foreign exchange forward contracts included in prepaid expenses.
  (3)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.
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  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2016:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total

Measurement basis	Fair value		Amortized cost		Fair value	Carrying Value	Fair Value

Financial assets
Other assets	$—		$530	(4)	$530	$530	$530
Accounts receivable	—		1,066		1,066	1,066	1,066
Prepaid expenses and other	1,486	(5)	—		—	1,486	1,486
Restricted cash	—		563		563	563	563
Cash and cash equivalents	—		246,215		246,215	246,215	246,215

	$1,486		$248,374		$248,374	$249,860	$249,860

Financial liabilities
Unsecured debentures, net	$—		$646,768		$658,325	$646,768	$658,325
Cross currency interest rate swaps	10,641		—		—	10,641	10,641
Other liability	7,777		—		—	7,777	7,777
Accounts payable and accrued liabilities	—		31,465		31,465	31,465	31,465
Distributions payable	—		10,226		10,226	10,226	10,226

	$18,418		$688,459		$700,016	$706,877	$718,434

  (4)
  Long-term receivables included in other assets.
  (5)
  Foreign exchange forward contracts included in prepaid expenses.

  The fair values of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the other liability approximates its carrying value as the liability is revalued at each reporting date. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At December 31, 2017, the Trust held 18 outstanding foreign exchange forward contracts (2016 — 13 contracts outstanding). The foreign exchange contracts are comprised of 12 contracts to purchase $39.6 million and sell €26.0 million, three contracts to purchase US$ 18.0 million and sell €15.0 million and three contracts to purchase €15.0 million and sell US$ 17.8 million. For the year ended December 31, 2017, the Trust recorded a net fair value loss of $0.8 million (2016 — net fair value gain of $2.4 million) on these outstanding foreign exchange forward contracts (note 12(e)).

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(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2017	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,733,568
Assets held for sale	—	—	391,453
Foreign exchange forward contracts included in prepaid expenses and other	—	705	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	655,035	—	—
Cross currency interest rate swaps	—	61,466	—
Other liability	—	—	8,968
Bank indebtedness	—	32,552	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	42	—

Net assets (liabilities) measured or disclosed at fair value	$(655,035)	$(93,355)	$3,116,053

As at December 31, 2016	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,653,095
Foreign exchange forward contracts included in prepaid expenses and other	—	1,486	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	658,325	—	—
Cross currency interest rate swaps	—	10,641	—
Other liability	—	—	7,777

Net assets (liabilities) measured or disclosed at fair value	$(658,325)	$(9,155)	$2,645,318

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  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2017 and 2016, there were no transfers between the levels.

  Refer to note 4, Investment Properties, for a description of the valuation techniques and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties and assets held for sale recognized in Level 3 of the fair value hierarchy. Refer to note 7, Other Liability, for a description of the valuation techniques used in the fair value measurement of the liability in Level 3 of the fair value hierarchy.

(c)
Risk Management

  The main risks arising from the Trust's financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust's approach to managing these risks is summarized below:

  (i)
  Credit risk

    The Trust's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

    Cash and cash equivalents include short-term investments, such as commercial paper, which are invested in governments, financial institutions and corporations with a minimum credit rating of BBB (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' ("Moody's") rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government, financial institution or corporation.

    Magna accounts for approximately 74% of the Trust's rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from Moody's, S&P and Dominion Bond Rating Service which mitigates the Trust's credit risk. Substantially all of the Trust's accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

  (ii)
  Interest rate risk

    As at December 31, 2017, the Trust's exposure to interest rate risk is limited. Approximately 95% of the Trust's interest bearing debt consists of fixed rate debt in the form of the 2021 Debentures and the 2023 Debentures. These debentures, after taking into account the related cross currency interest rate swaps, have effective fixed interest rates of 2.68% and 2.43%, respectively. As a result, an insignificant amount of the Trust's debt is exposed to variable interest rate risk.

  (iii)
  Foreign exchange risk

    As at December 31, 2017, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2017, the Trust's foreign currency denominated net assets are $1.9 billion primarily in US dollars and euros. A 1% change in the US dollar and euro exchange

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    rates relative to the Canadian dollar would result in a gain or loss of approximately $9.5 million and $9.5 million, respectively, to comprehensive income.

    Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31, 2017, a 1% change in the US dollar and euro exchange rates relative to the Canadian dollar would have impacted revenue by approximately $0.7 million and $1.0 million, respectively.

    For the year ended December 31, 2017, the Trust designated its US dollar borrowings under the Credit Facility as a hedge of its net investment in the U.S. operations. In addition, the Trust has designated its cross currency interest rate swaps relating to the $650.0 million of unsecured debentures as hedges of its net investment in the European operations (note 6(b)).

  (iv)
  Liquidity risk

    Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations as they become due. The Trust may also be subject to the risks associated with debt financing, including the risks that the 2021 Debentures, 2023 Debentures and Credit Facility may not be able to be refinanced. The Trust's objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, staggering its debt maturity profile and maintaining investment grade credit ratings. In addition, the Declaration of Trust establishes certain debt ratio limits.

  The contractual maturities of the Trust's financial liabilities are summarized below:

	Payments due by year

As at December 31, 2017	Total	2018	2019	2020	2021	2022	Thereafter

Unsecured debentures	$650,000	$—	$—	$—	$250,000	$—	$400,000
Cross currency interest rate swaps	61,466	—	—	—	19,429	—	42,037
Bank indebtedness	32,552	—	—	—	—	—	32,552
Interest payments(1):
Unsecured debentures, net of cross currency interest rate swap savings	89,798	17,288	17,288	17,288	17,288	10,323	10,323
Bank indebtedness	4,799	944	944	944	944	944	79
Tenant allowance payable	9,029	9,029	—	—	—	—	—
Accounts payable and accrued liabilities	43,342	42,529	390	423	—	—	—
Distributions payable	10,647	10,647	—	—	—	—	—

	$901,633	$80,437	$18,622	$18,655	$287,661	$11,267	$484,991

  (1)
  Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on actual current interest rates and average foreign exchange rates.
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17. CAPITAL MANAGEMENT

The Trust's capital structure comprises the total of the stapled unitholders' equity and consolidated debt. The total managed capital of the Trust is summarized below:

As at December 31,	2017	2016

Unsecured debentures, net	$647,306	$646,768
Cross currency interest rate swaps	61,466	10,641
Bank indebtedness	32,552	—

Total debt	741,324	657,409
Stapled unitholders' equity	2,136,614	1,948,207

Total managed capital	$2,877,938	$2,605,616

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

  •
  Compliance with investment and debt restrictions pursuant to the Declaration of Trust;

  •
  Compliance with existing debt covenants;

  •
  Maintaining investment grade credit ratings;

  •
  Supporting the Trust's business strategies including: ongoing operations, property development and acquisitions;

  •
  Generating stable and growing cash distributions; and

  •
  Building long-term unitholder value.

The Declaration of Trust contains certain provisions with respect to capital management which include:

  •
  The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Declaration of Trust); and

  •
  The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

At December 31, 2017, the Trust's consolidated debt consists of the Credit Facility, the 2021 Debentures and the 2023 Debentures which have various financial covenants. These covenants are defined within the Credit Facility and the trust indenture and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, an interest coverage ratio, an unencumbered asset ratio, and a minimum equity threshold. The Trust monitors these provisions and covenants and was in compliance with their respective requirements as at December 31, 2017.

Distributions are made at the discretion of the Board of Trustees (the "Board"). However, Granite REIT intends to distribute each year all of its taxable income as calculated in accordance with the Income Tax Act. For the fiscal year 2017, the Trust declared a monthly distribution of $0.217 per stapled unit from January to November and a monthly distribution of $0.227 per stapled unit for the month of December. The Board determined these distribution levels having considered, among other factors, estimated 2017 and 2018 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust's strategic objectives and compliance with the above noted provisions and financial covenants.

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18. RELATED PARTY TRANSACTIONS

For the years ended December 31, 2017 and 2016, key management personnel include the Trustees/Directors, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer. Information with respect to the Trustees'/Directors' fees is included in notes 11(b) and 12(b). The compensation paid or payable to the Trust's key management personnel was as follows:

Years ended December 31,	2017	2016

Salaries, incentives and short-term benefits	$3,051	$2,645
Unit-based compensation expense including fair value adjustments	2,371	761

	$5,422	$3,406

Related party transactions for the year ended December 31, 2017 also included a $0.7 million reimbursement of proxy contest expenses to a company affiliated with a director/trustee of Granite in connection with the 2017 annual general meeting (note 12(c)).

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19. COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,733,568			$2,733,568
Investment in Granite LP	—	12	(12)	—
Other non-current assets	7,359			7,359

	2,740,927	12	(12)	2,740,927
Current assets:
Assets held for sale	391,453			391,453
Other current assets	4,988	46		5,034
Intercompany receivable(1)	—	6,331	(6,331)	—
Cash and cash equivalents	68,572	447		69,019

Total assets	$3,205,940	6,836	(6,343)	$3,206,433

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$647,306			$647,306
Other non-current liabilities	305,518			305,518

	952,824			952,824
Current liabilities:
Bank indebtedness	32,552			32,552
Intercompany payable(1)	6,331		(6,331)	—
Other current liabilities	76,371	6,824		83,195

Total liabilities	1,068,078	6,824	(6,331)	1,068,571

Equity:
Stapled unitholders' equity	2,136,602	12		2,136,614
Non-controlling interests	1,260		(12)	1,248

Total liabilities and equity	$3,205,940	6,836	(6,343)	$3,206,433

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
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Balance Sheet	As at December 31, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,653,095			$2,653,095
Investment in Granite LP	—	8	(8)	—
Other non-current assets	7,888			7,888

	2,660,983	8	(8)	2,660,983
Current assets:
Other current assets	4,392	52		4,444
Intercompany receivable(1)	—	8,029	(8,029)	—
Cash and cash equivalents	246,182	33		246,215

Total assets	$2,911,557	8,122	(8,037)	$2,911,642

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$646,768			$646,768
Other non-current liabilities	256,669			256,669

	903,437			903,437

Current liabilities:
Intercompany payable(1)	8,029		(8,029)	—
Other current liabilities	50,355	8,114		58,469

Total liabilities	961,821	8,114	(8,029)	961,906

Equity:
Stapled unitholders' equity	1,948,199	8		1,948,207
Non-controlling interests	1,537		(8)	1,529

Total liabilities and equity	$2,911,557	8,122	(8,037)	$2,911,642

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
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Income Statement	Year ended December 31, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$222,638			$222,638
General and administrative expenses	26,066			26,066
Proxy contest expenses	5,866			5,866
Interest expense and other financing costs, net	19,471			19,471
Other costs and expenses, net	10,207			10,207
Share of (income) loss of Granite LP	—	(4)	4	—
Fair value gains on investment properties, net	(212,106)			(212,106)
Fair value losses on financial instruments	823			823
Acquisition transaction costs	718			718
Loss on sale of investment properties	427			427

Income before income taxes	371,166	4	(4)	371,166
Income tax expense	13,418			13,418

Net income	357,748	4	(4)	357,748

Less net income attributable to non-controlling interests	50		(4)	46

Net income attributable to stapled unitholders	$357,698	4	—	$357,702

Income Statement	Year ended December 31, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$223,401			$223,401
General and administrative expenses	27,960			27,960
Interest expense and other financing costs, net	19,587			19,587
Early redemption costs of unsecured debentures	11,920			11,920
Other costs and expenses, net	7,971			7,971
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(175,924)			(175,924)
Fair value losses on financial instruments	1,150			1,150
Loss on sale of investment properties	2,420			2,420

Income before income taxes	328,317	3	(3)	328,317
Income tax expense	47,625			47,625

Net income	280,692	3	(3)	280,692

Less net income attributable to non-controlling interests	1,370		(3)	1,367

Net income attributable to stapled unitholders	$279,322	3	—	$279,325

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Statement of Cash Flows	Year ended December 31, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$357,748	4	(4)	$357,748
Items not involving current cash flows	(192,530)	(4)	4	(192,530)
Changes in working capital balances	(8,011)	414		(7,597)
Other operating activities	1,056			1,056

Cash provided by operating activities	158,263	414	—	158,677

INVESTING ACTIVITIES
Business acquisition	(153,979)			(153,979)
Investment property capital additions
— Maintenance or improvements	(10,736)			(10,736)
— Developments or expansions	(72,404)			(72,404)
Other investing activities	(728)			(728)

Cash used in investing activities	(237,847)	—	—	(237,847)

FINANCING ACTIVITIES
Distributions paid	(122,637)			(122,637)
Other financing activities	17,399			17,399

Cash used in financing activities	(105,238)	—	—	(105,238)

Effect of exchange rate changes	7,212			7,212

Net increase (decrease) in cash and cash equivalents during the year	$(177,610)	414	—	$(177,196)

Statement of Cash Flows	Year ended December 31, 2016

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$280,692	3	(3)	$280,692
Items not involving current cash flows	(121,864)	(3)	3	(121,864)
Changes in working capital balances	81	(122)	—	(41)
Other operating activities	1,204			1,204

Cash provided by (used in) operating activities	160,113	(122)	—	159,991

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(2,063)			(2,063)
— Developments or expansions	(17,221)			(17,221)
Other investing activities	31,063			31,063

Cash provided by investing activities	11,779	—	—	11,779

FINANCING ACTIVITIES
Distributions paid	(113,095)			(113,095)
Other financing activities	73,134			73,134

Cash used in financing activities	(39,961)	—	—	(39,961)

Effect of exchange rate changes	(4,749)			(4,749)

Net increase (decrease) in cash and cash equivalents during the year	$127,182	(122)	—	$127,060

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20. COMMITMENTS AND CONTINGENCIES
(a)
The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management's expectations.

(b)
At December 31, 2017, the Trust's contractual commitments related to construction and development projects amounted to approximately $7.9 million of which $6.4 million will be reimbursed from a tenant.

(c)
At December 31, 2017, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$453
Later than 1 year and not later than 5 years	1,105
Later than 5 years	—

$1,558

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. As at December 31, 2017, the fair value of the investment properties situated on the land under ground leases is $53.8 million.

21. SUBSEQUENT EVENTS
(a)
In January 2018, the Trust sold 10 properties, classified as assets held for sale at December 31, 2017, for gross proceeds of approximately $391.4 million (note 5).

(b)
On February 2, 2018, the Trust paid its tenant allowance obligation of $9.0 million (€6.0 million) (note 7).

(c)
On February 1, 2018, the Trust entered into a new five-year unsecured credit facility in the amount of $500.0 million that matures on February 1, 2023 (note 8).

(d)
Subsequent to December 31, 2017, the Trust declared distributions in January and February 2018 of $10.6 million and $10.5 million, respectively (note 10).

(e)
Subsequent to year end and as of March 1, 2018, the Trust purchased 891,440 stapled units for total consideration of $43.9 million pursuant to the NCIB (note 11(c)).
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REIT Information

Board of Trustees	Officers	Office Location
Kelly Marshall Chairman Peter Aghar Trustee Donald Clow Trustee Remco Daal Trustee Michael Forsayeth Trustee Samir Manji Trustee Al Mawani Trustee Gerald Miller Trustee	Michael Forsayeth Chief Executive Officer Ilias Konstantopoulos Chief Financial Officer Lorne Kumer Executive Vice President, Co-Head Global Real Estate

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Michael Forsayeth
Chief Executive Officer
(647) 925-7600

 Ilias Konstantopoulos
Chief Financial Officer
(647) 925-7540

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2017 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com